UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2026
_____________________________________________
Commission File Number: 001-34476
BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)
Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Banco Santander (Brasil) S.A. Condensed Consolidated Financial Statements

INDEX	Pag

Dear Shareholders:
We present the Performance Commentary on the Condensed Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or the Bank) for the period ended June 30, 2026, the Condensed Consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

The Condensed Consolidated Financial Statements prepared in accordance with the international accounting standard issued by the International Accounting Standards Board (IASB) relating to the semester that ended in June 30, 2026, will be published on July 29, 2026, at www.santander.com.br/ri.

Economic Situation

The economic performance was highlighted by the following themes:

❖ Surprising Resilience of the U.S. Economy
The U.S. economy once again delivered a positive surprise, demonstrating resilience even amid higher oil prices and rising energy costs. The labor market remains the main highlight, with average job creation exceeding 100,000 positions in recent months, above the 75,000 recorded in Q1 2026 and well above the average of 25,000 observed in 2025. The combination of solid economic activity and persistent inflationary pressures has led the Federal Reserve to adopt a more cautious stance. Committee projections remain divided between further interest rate hikes and some degree of monetary easing, reflecting the high level of uncertainty surrounding the outlook, now further reinforced by Kevin Warsh’s appointment as Chair of the institution..

❖ Oil Remains at the Center of Global Macroeconomic Dynamics

The main driver of the second quarter of 2026 continued to be the strong volatility in oil prices. After reaching approximately USD 120 per barrel between late April and early May, Brent crude declined significantly, ending June at around USD 73 per barrel, essentially returning to the levels observed before the escalation of the conflict in the Middle East. This movement was driven primarily by developments in geopolitical tensions and the flow of oil through the Strait of Hormuz. As prices normalized, concerns about additional short-term inflationary impacts stemming from energy costs eased. Nevertheless, the outlook remains surrounded by uncertainty. Although the conflict has lost momentum compared to previous months and there has been some progress in negotiations toward a peace agreement, substantial differences between the parties remain. As a result, the risk of further disruptions to oil supply continues to be present, keeping price volatility elevated and maintaining uncertainty regarding its potential effects on inflation and global economic growth..

❖ Central Banks Respond Cautiously.
In terms of monetary policy, the quarter was marked by increased caution among major central banks. The Federal Reserve kept its policy rate unchanged at its January and March meetings, maintaining a data-dependent stance in an environment where inflation remained above target. Throughout the quarter, the Fed began signaling a less favorable inflation outlook, with higher inflation projections and less conviction regarding a potential resumption of the rate-cutting cycle, particularly following the energy shock, which added further upside risks to the scenario. The European Central Bank also left interest rates unchanged and explicitly acknowledged that the escalation of the conflict in the Middle East is expected to put upward pressure on inflation in the short term through energy prices. Overall, the global environment remained in a wait-and-see mode, as the interest rate outlook became subject to greater uncertainty in the face of an adverse supply shock.

❖ Activity Remains Resilient, but Signs of Moderation Are Becoming More Visible.

The Brazilian economy continued to perform better than expected throughout Q2 2026, supported by household consumption, a still-dynamic labor market, and the lingering impact of income-support measures implemented at the beginning of the year. At the same time, more consistent evidence of a slowdown began to emerge in segments that are more sensitive to monetary policy, particularly in credit markets and in some leading economic activity indicators. The quarter’s overall performance reinforced the assessment that the economy is moving toward a gradual deceleration. In this context, our GDP growth forecast remains at 1.8% for 2026, and we now expect growth of 1.3% in 2027, still consistent with a healthy moderation of domestic demand over the relevant forecast horizon.

❖ Inflation Shows Improvement Again, but Expectations Remain Unanchored.

Q2 2026 began under the lingering effects of the oil price shock, which continued to put pressure on production costs. This impact, however, was partially offset by the appreciation of the Brazilian real, which helped limit the pass-through to domestic prices. Throughout the quarter, the gradual normalization of international oil prices reduced pressures on fuel, freight, and industrial goods, allowing for an improvement in current inflation dynamics. Despite this relief, inflation remained above target and expectations continued to be unanchored, reflecting the resilience of economic activity and uncertainties surrounding the fiscal environment. In this context, we maintain our assessment that convergence toward the target will remain gradual and will depend on restrictive monetary conditions being maintained for an extended period. Our IPCA inflation forecast stands at 5.0% for 2026 and 4.0% for 2027

❖ Copom Reinforces a Cautious Stance.

Throughout the quarter, the Central Bank maintained the monetary easing process but reinforced the message that room for additional rate cuts has become more limited. The combination of persistently elevated inflation expectations, still-expansionary fiscal policy, and tighter global financial conditions led Copom to adopt a more conservative communication regarding the Selic rate path. The prevailing assessment became that the cost of bringing inflation back to target has increased, requiring interest rates to remain elevated for longer. In our baseline scenario, we project the Selic rate to end 2026 at 13.75% and 2027 at 12.75%, within a more gradual easing cycle conditioned on the evolution of inflation and expectations, as well as the fiscal stance and the degree of spare capacity in the economy going forward.

The first half of 2026 was marked by the continued execution of our strategy, maintaining customer centricity as a fundamental element of value creation. We continued to strengthen our relationships with customers, expand revenue diversification, and make progress in building an increasingly solid, efficient and resilient operation. In terms of results, we closed the first half with recurring managerial net profit of R$ 6.8 billion in the period, down 9.6% compared to the same period of 2025, reflecting a macroeconomic environment characterized by higher household indebtedness and the persistence of elevated interest rates.
Total revenues reached R$ 41.9 billion in the period, up 0.6% compared to the first half of 2025. Results performance was mainly supported by the performance of customer-related businesses and the growth in service revenues, reinforcing the consistency of our business model and the quality of our business.
Client NII increased 2.2% in the first half, totaling R$ 32.6 billion, reflecting the 5.8% growth in our loan portfolio, especially consumer finance operations, which grew 15.3%, as well as operations with SMEs, which increased 11.4%. Market NII, in turn, recorded a negative result, mainly due to the negative sensitivity to rising interest rates and lower treasury results.
Fees increased 4.1% in the first half, reaching R$ 10.8 billion, with highlights including cards, up 8.1% YoY, insurance, up 9.3% YoY, and capital markets, up 17.4% YoY. The result demonstrates the growing contribution of service businesses to recurring revenue generation and reinforces our diversification strategy.
In terms of asset quality, the result from loan losses totaled R$ 14.0 billion in the first half of 2026, up 5.6% compared to the same period of the previous year. This performance reflects the persistence of a challenging macroeconomic environment, marked by elevated interest rates, requiring higher levels of provisioning in the period.
In expenses, we continued to make progress in productivity and operational efficiency, totaling R$ 13.2 billion in the first half, an increase of 1.7% compared to the same period in 2025. This growth remained below inflation in the period, demonstrating disciplined cost management and a continued focus on the efficient allocation of resources.
We remain committed to delivering sustainable long-term results, supported by a more diversified operation, disciplined capital and risk management, and a continuous focus on offering the best solutions and experiences to our customers.

Strategy and Rating Agencies

For information regarding the Bank's strategy and ratings with rating agencies, please see the Earnings Report available at www.santander.com.br/ri.

Corporate Governance

The corporate governance structure of Banco Santander (Brasil) S.A. is based on an integrated model of decision-making, supervision, and risk management, aligned with the best national and international governance practices. This structure is composed of the Executive Board and the Executive Committee, which includes the CEO, Senior Executive Vice Presidents, and Executive Vice Presidents, as well as the Board of Directors and its Advisory Committees, responsible for supporting the Board in the performance of its duties. The Advisory Committees are: Audit, Risk and Compliance, Sustainability, Compensation and Nomination, and Governance.

The Bank continuously seeks to strengthen the diversity, independence, and qualification of its management bodies. Currently, the Board of Directors has five women among its members and 45% independent directors, reflecting the Institution's commitment to plural, transparent corporate governance aligned with best market practices. In 2026, Banco Santander (Brasil) S.A. joined the CONFIA Program – the Brazilian Federal Revenue's Cooperative Tax Compliance Program, an initiative that promotes a relationship based on transparency, mutual trust, and continuous dialogue between the Tax Administration and large taxpayers. Admission to the program recognizes the maturity of the Institution's tax governance, fiscal risk management, and internal controls, reinforcing its commitment to high standards of compliance, ethics, transparency, and legal certainty. (Services and Information from Brazil)
The additional information required by Law No. 15,177/2025 will be disclosed in the Management Report, to be made available to shareholders on the date of the Ordinary General Meeting, pursuant to Article 133 of Law No. 6,404/1976.
Additional information regarding the corporate governance practices adopted by Banco Santander, as well as the composition, operation, and main decisions of the Board of Directors and its Advisory Committees, is available on the Investor Relations portal at www.santander.com.br/ri.

Internal Audit

Internal Audit reports directly to the Board of Directors and is overseen by the Audit Committee, acting permanently, independently, and objectively in relation to the other functions and units of the Organization. Its mission is to provide the Board of Directors and Senior Management with independent assurance on the quality and effectiveness of governance, risk management, and internal control processes, contributing to the protection of the Organization's value, solvency, sustainability, and reputation.
The Internal Audit function has a quality certification issued by the Institute of Internal Auditors (IIA), in recognition of its adherence to international standards and best practices of the profession.
To fulfill its duties and ensure adequate coverage of the risks inherent in Banco Santander's activities, Internal Audit uses methodologies and tools developed internally. Of particular note is the risk matrix, used in the planning process to prioritize the auditable universe based on criteria such as inherent risk, results of previous assessments, level of implementation of audit recommendations, and relevance of processes to the Organization. Work programs are reviewed periodically to reflect the evolving risk environment, regulatory changes, and transformations in the business environment.
In line with its oversight role, the Audit Committee recommended approval of the 2026 Annual Audit Plan and Annual Internal Audit Report, which were subsequently approved by the Board of Directors.

People

Banco Santander continues to strengthen its organizational culture, which seeks to contribute to the prosperity of people and businesses. Autonomy, proactivity, and innovation gain space, accelerate digital transformation, and enhance the personalized offering for the most diverse segments of society.

There are 47,327 employees, considering the entire Group, committed to the ambition of generating unique and personalized customer experiences, so that we are the main bank for each of our clients.

To this end, the bank continuously invests in creating an environment where leadership is a benchmark in the organization's values, an inclusive culture ensures that each professional feels recognized and engaged in building their career, health and well-being are central, and continuous learning serves the constant improvement of the customer journey and the evolution of each employee. Growth opportunities are democratized and within everyone's reach.

Sustainability

Sustainability has been integrated into Santander's business strategy for over 20 years and guides our actions in risk management, the development of financial solutions, and the generation of positive impact for clients, communities, and society.

During the semester, we maintained our focus on the areas where we have the greatest capacity to contribute: assessment and mitigation of social, environmental, and climate risks in credit granting; support for clients in the transition to a low-carbon economy; and promotion of initiatives in education, employability, entrepreneurship, and financial inclusion.

Our actions are concentrated on the most relevant issues for the business, considering impacts, risks, and opportunities, and are accompanied by global goals in priority areas such as decarbonization, financial inclusion, and inclusive culture. This agenda is supported by robust policies, controls, and governance structures, with the support of senior leadership.

At the end of 2Q26, we highlight the following results:

Sustainable business

❖ We facilitated R$ 24.7 billion in sustainable business, including green bond issuances, clean energy financing, and dedicated products such as CDC Solar and CDC Electric and Hybrid Vehicles, reaching R$ 57.8 billion in the sustainable credit portfolio¹, with 43% growth (YoY).

¹ Considers operations that fall within our Sustainable Finance and Investment Classification System (SFICS).

❖ We maintained market leadership in CBIOS (decarbonization credits) with a 38% market share.

❖ Prospera Santander Microfinance, which provides financial solutions to entrepreneurs, achieved a microcredit origination volume of R$ 2.4 billion. Its total portfolio grew 3.1% year over year (YoY), reaching R$ 3.3 billion, supported by a total customer base of 1.1 million clients.

In addition, Prospera launched Credit Life Insurance for microloan operations. The product ensures the full repayment of the outstanding loan balance in the event of the death of the borrower or members of a solidarity lending group, preventing the debt from being transferred to the remaining members and strengthening protection for microentrepreneurs.

❖ Four operations were disbursed by Santander under the Eco Invest Brasil program, a Federal Government initiative within the Ecological Transformation Plan aimed at mobilizing private investment for long-term sustainable projects in the country, focusing on attracting national and foreign capital, totaling R$ 1.6 billion. The resources support initiatives aimed at our clients' transition to a low-carbon economy and sustainable development, including projects such as the construction of a new corn ethanol plant, the replacement of fossil fuel boilers with industrial steam generation using biomass, the construction of a new pharmaceutical industrial unit with LEED certification (a global sustainability seal for buildings), and the modernization of the electrical grid, with the implementation of smart grids, loss reduction, and increased resilience of the electrical infrastructure;

❖ Santander maintained its leadership in financing electrified vehicles, with a market share of 53% in electric vehicles and 31% in hybrids

.

Social

During the last quarter, Social Integrado Santander strengthened its presence across 30 municipalities in the states of Pernambuco and Maranhão through initiatives focused on education, culture, entrepreneurship, and sports. These actions benefited more than 26,000 children and adolescents and provided training to over 1,500 educators.

Through the Pensar program, we carried out financial education initiatives in public high schools, engaging 52 volunteers and benefiting 207 students.
In Gravatá (PE), we hosted the National Meeting of Amigo de Valor and Parceiro do Idoso, our social technologies aimed at safeguarding the rights of vulnerable children, adolescents, and older adults. The event brought together more than 350 participants, including council members and teams from supported projects, for training focused on strengthening public policies and protection networks.

Education, employability and entrepreneurship

We held Santander Top España 2026, an international academic mobility program that this year received 138,000 applications and awarded 100 scholarships to students and faculty members from partner Brazilian universities for an educational experience at the University of Salamanca, Spain.

We also promoted Santander Financial Certifications 2026 – First Semester, a free training program aimed at individuals aged 18 and over seeking to enter or advance in the financial sector, offering preparation for the ANBIMA CPA, C-Pro I, and C-Pro R certifications. By June, the program had registered 114,000 applicants, awarded 6,000 training slots, and provided 600 vouchers for the ANBIMA certification exam.

In addition, we developed Santander X Training for Business – AI for SMEs, a program conducted in partnership with IE University and Google, offering free training in Artificial Intelligence applied to business. In this edition, 388 scholarships were awarded.

We also carried out Acelera Tech AWS – Training for SMEs and Startups, a program developed in partnership with Amazon Web Services (AWS), which provided free training in technology, cloud computing, and digital transformation, supporting companies at different stages of maturity in adopting innovative business solutions. In this edition, 329 scholarships were awarded to SMEs and 135 scholarships to startups, totaling 464 training scholarships.

Independent Audit

Banco Santander’s policy, including its controlled companies, regarding the engagement of services unrelated to the audit of the Financial Statements by its independent auditors, PricewaterhouseCoopers, is based on Brazilian and international auditing standards that preserve auditor independence. This framework establishes that: (i) the auditor must not audit its own work; (ii) the auditor must not perform management functions for its client; (iii) the auditor must not advocate for its client’s interests; and (iv) any services must be approved by the Bank’s Audit Committee.

In compliance with Brazilian Securities and Exchange Commission (CVM) Instruction No. 162/2022, Banco Santander informs that, during the six-month period ended June 30, 2026, PricewaterhouseCoopers did not provide any services unrelated to the independent audit of the Financial Statements of Banco Santander and its relevant controlled companies that could create a conflict of interest, impair independence, or affect the objectivity of its independent auditors. PricewaterhouseCoopers maintains procedures, policies, and controls designed to ensure its independence, including an assessment of all services provided, encompassing any engagement other than the independent audit of Banco Santander’s Financial Statements and those of its controlled companies. Such assessment is based on applicable regulations and accepted principles that safeguard auditor independence.

Acknowledgments

We thank our customers, shareholders, and employees for the trust and support that have driven us to this point, and which have enabled the continuation of our history of evolution and transformation, on the path to building the Best Consumer Company in Brazil.

(Approved at the Board of Directors Meeting of July 28, 2026).

Report on review of consolidated condensed
interim financial statements

To the Board of Directors and Stockholders
Banco Santander (Brasil) S.A.

Introduction

We have reviewed the accompanying consolidated condensed balance sheet of the Banco Santander (Brasil) S.A. (the "Bank") and its subsidiaries, at June 30, 2026 and the related consolidated condensed statements of income and comprehensive income for the quarter and six-month period then ended, and the consolidated condensed statements of changes in equity and cash flows for the six-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of the consolidated condensed interim financial statements in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed financial statements referred to above are not prepared, in all material respects, in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB).

Other matters - Consolidated Condensed statement of value added

The condensed financial statements referred to above include the consolidated condensed statement of value added for the six-month period ended June 30, 2026. This statement is the responsibility of the Bank's management and presented as supplementary information. This statement was subjected to review procedures performed together with the review of the condensed financial statements for the purpose of concluding whether it is reconciled with the condensed financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard
CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that this consolidated condensed statements of value added has not been prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that it is consistent with the consolidated condensed financial statements taken as a whole.

São Paulo, July 29, 2026

Consolidated Condensed Balance Sheet

ASSETS	Note	06/30/2026	12/31/2025

Cash		28,089,594	20,232,729

Financial Assets Measured At Fair Value Through Profit Or Loss	3.a	245,076,847	262,407,149
Debt instruments		105,623,829	95,546,026
Equity instruments		5,447,165	4,862,393
Derivatives	18	27,134,022	65,590,206
Loans and advances to customers		5,290,448	6,413,587
Balances with the Brazilian Central Bank		101,581,383	89,994,937

Financial Assets Measured At Fair Value Through Other Comprehensive Income	3.a	62,079,150	69,446,583
Debt instruments		62,076,982	69,354,220
Equity instruments		2,168	92,363

Financial Assets Measured At Amortized Cost	3.a	831,776,429	800,545,822
Loans and amounts due from credit institutions		61,588,546	35,947,923
Loans and advances to customers		552,895,747	558,134,969
Debt instruments		126,307,680	114,708,615
Reserves at the Central Bank of Brazil		90,984,456	91,754,315

Derivatives Used as Hedge Accounting	18	41,989	217,492

Non-Current Assets Held For Sale	4	1,590,525	1,413,215

Investments in Associates and Joint Ventures	5.a	3,514,293	3,517,094

Tax Assets		68,147,732	65,060,517
Current		14,623,116	14,205,687
Deferred		53,524,616	50,854,830

Other Assets		11,343,354	8,915,748

Fixed Assets (tangible)	6.a	5,737,064	5,046,133

Intangible Assets		33,161,938	33,226,983
Goodwill	7	27,769,947	27,844,674
Other intangible assets	8	5,391,991	5,382,309

Total Assets		1,290,558,915	1,270,029,465
The accompanying notes from Management are an integral part of the Consolidated Condensed Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY
	Note	06/30/2026	12/31/2025

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	9.a	73,202,005	112,471,311
Trading derivatives	18	22,495,692	59,827,986
Short positions		50,252,044	49,380,059
Marketable debt securities		454,269	3,263,266

Financial Liabilities Measured at Amortized Cost	9.a	1,051,789,698	992,386,546
Deposits from Brazilian Central Bank and deposits from credit institutions		160,962,783	146,867,521
Customer deposits		621,378,788	593,328,796
Marketable debt securities		156,704,844	156,662,290
Debt instruments eligible to compose capital		31,657,370	28,113,937
Other financial liabilities		81,085,913	67,414,002

Derivatives Used as Hedge Accounting	18	14,753	184,005

Provisions	10.a	13,035,819	11,804,482
Provisions for pension funds and similar obligations		1,013,324	1,357,203
Provisions for judicial and administrative proceedings, commitments and other provisions		12,022,495	10,447,279

Tax Liabilities		8,884,920	9,388,832
Current		4,226,035	4,799,733
Deferred		4,658,885	4,589,099

Other Liabilities		14,538,655	17,241,145

Total Liabilities		1,161,465,850	1,143,476,321

Stockholders' Equity		132,393,721	130,281,588
Share Capital	11.a	65,000,000	65,000,000
Reserves	11.c	534,537	630,238
Treasury shares	11.d	(491,140)	(719,560)
Profit Reserve	11.c	67,350,324	65,370,910

Other Comprehensive Income		(5,119,055)	(5,108,058)

Stockholders' Equity Attributable to the Parent		127,274,666	125,173,530

Non - Controlling Interests		1,818,399	1,379,614

Total Stockholders' Equity		129,093,065	126,553,144
Total Liabilities and Stockholders' Equity		1,290,558,915	1,270,029,465
The accompanying notes from Management are an integral part of the Consolidated Condensed Financial Statements.

Consolidated Condensed Statements of Income

	Notes	04/01 to	04/01 to	01/01 to	01/01 to
		06/30/2026	06/30/2025	06/30/2026	06/30/2025

Interest and similar income		43,039,312	40,645,279	85,473,714	79,395,832
Interest expense and similar charges		(27,238,735)	(25,710,424)	(53,563,447)	(49,635,245)
Net Interest Income		15,800,577	14,934,855	31,910,267	29,760,587
Income from equity instruments		18,145	19,381	30,843	46,388
Income from companies accounted by the equity method	5.a	91,217	114,808	215,960	201,423
Fee and commission income		6,361,134	6,130,350	12,731,355	12,191,458
Fee and commission expense		(2,270,564)	(1,936,699)	(4,455,784)	(3,785,543)
Gains (losses) on financial assets and liabilities (net)		6,717,115	1,291,497	18,271,566	3,787,413
Financial assets measured at fair value through profit or loss		6,592,900	1,650,391	17,743,493	5,063,383
Financial instruments not measured at fair value through profit or loss		(532,811)	(116,736)	(1,574,778)	(91,600)
Other		657,026	(242,158)	2,102,851	(1,184,370)
Exchange differences (net)		(7,818,968)	(1,458,213)	(20,336,157)	(3,736,831)
Other operating expense		(301,630)	(110,797)	(489,128)	(308,659)
Total Income		18,597,026	18,985,182	37,878,922	38,156,236
Administrative expenses		(5,239,039)	(5,233,431)	(10,569,099)	(10,478,536)
Personnel expenses	13.a	(2,780,306)	(2,935,794)	(5,662,182)	(5,948,149)
Other administrative expenses	13.b	(2,458,733)	(2,297,637)	(4,906,917)	(4,530,387)
Depreciation and amortization		(659,756)	(621,318)	(1,323,037)	(1,324,653)
Tangible assets	6.a	(240,513)	(246,198)	(481,449)	(577,084)
Intangible assets	8	(419,243)	(375,120)	(841,588)	(747,569)
Provisions (net)		(2,200,719)	(987,484)	(3,468,397)	(2,281,881)
Impairment losses on financial assets (net)		(7,150,162)	(10,123,547)	(14,458,907)	(17,388,158)
Financial assets measured at amortized cost and contingent commitments	3.b.2	(7,150,162)	(10,123,547)	(14,458,907)	(17,388,158)
Impairment losses on other assets (net)		14,327	(86,835)	(21,223)	(177,962)
Other intangible assets		-	(18,233)	-	(18,233)
Other assets		14,327	(68,602)	(21,223)	(159,729)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		(31,093)	28,913	(12,410)	40,264
Gains (losses) on non-current assets held for sale not classified as discontinued operations		63,369	23,448	78,189	59,486
Operating Income Before Tax		3,393,953	1,984,928	8,104,038	6,604,796
Income taxes	12	(431,270)	3,004	(1,859,805)	(1,465,280)
Net Profit for the Period		2,962,683	1,987,932	6,244,233	5,139,516
Profit attributable to the Parent		2,893,754	1,928,066	6,111,748	5,036,867
Profit attributable to non-controlling interests		68,929	59,866	132,485	102,649
The accompanying notes from Management are an integral part of the Consolidated Condensed Financial Statements.

Consolidated Condensed Statements of Comprehensive Income

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Profit for the Period	2,962,683	1,987,932	6,244,233	5,139,516

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(93,280)	1,113,811	(37,902)	1,045,563

Financial assets measured at fair value through other comprehensive income	(199,776)	1,429,156	(324,340)	1,395,125
Financial assets measured at fair value through other comprehensive income	(333,140)	2,493,668	(563,610)	2,772,430
Taxes	133,364	(1,064,512)	239,270	(1,377,305)

Cash flow hedges	106,496	(315,345)	286,438	(349,559)
Valuation adjustments	203,072	(601,316)	546,194	(666,555)
Taxes	(96,576)	285,971	(259,756)	316,996

Other Comprehensive Income that won't be reclassified for Net income:	17,986	(247,096)	26,905	904,057

Defined benefits plan	21,790	(276,529)	21,790	894,329
Defined benefits plan	40,349	(497,805)	40,349	1,666,973
Taxes	(18,559)	221,276	(18,559)	(772,644)

Others	(3,804)	29,433	5,115	9,728
Pension Contracts	(7,677)	49,056	7,188	16,214
Others	802	-	802	-
Taxes	3,071	(19,623)	(2,875)	(6,486)

Total Comprehensive Income	2,887,389	2,854,647	6,233,236	7,089,136

Attributable to the parent	2,818,460	2,794,781	6,100,751	6,986,487
Attributable to non-controlling interests	68,929	59,866	132,485	102,649
Total	2,887,389	2,854,647	6,233,236	7,089,136
The accompanying notes from Management are an integral part of the Consolidated Condensed Financial Statements.

Consolidated Condensed Statements of Changes in Stockholders' Equity

	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Adjustments IFRS 17	Other Asset Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders´ Equity

Balance on December 31, 2024		65,000,000	630,011	61,453,920	(884,707)	—	(2,401,289)	(3,998,814)	859,370	(11,291)	(275,465)	(880,050)	119,491,685	335,447	119,827,132
Total comprehensive income		-	-	-	-	3,850,238	1,395,125	894,329	-	9,728	-	(349,559)	5,799,861	102,649	5,902,510
Net profit attributable to the Parent Company		-	-	-	-	5,036,867	-	-	-	-	-	-	5,036,867	102,649	5,139,516
Other comprehensive income		-	-	-	-	(1,186,629)	1,395,125	894,329	-	9,728	-	(349,559)	762,994	-	762,994
Financial assets measured at fair value through other comprehensive income (1)		-	-	-	-	—	1,395,125	-	-	-	-	-	1,395,125	-	1,395,125
Employee Benefits Plan (2)	18.b.2	-	-	-	-	(1,186,629)	-	894,329	-	-	-	-	(292,300)	-	(292,300)
Pension Contracts		-	-	-	-	—	-	-	-	9,728	-	-	9,728	-	9,728
Gain and loss - Cash flow and investment hedge		-	-	-	-	—	-	-	-	-	-	(349,559)	(349,559)	-	(349,559)
Dividends and Interest on Equity	11.b	-	-	-	-	(3,000,000)	-	-	-	-	-	-	(3,000,000)	-	(3,000,000)
Share-based compensation		-	(129,686)	-	-	—	-	-	-	-	-	-	(129,686)	-	(129,686)
Treasury shares	11.d	-	-	-	161,885	—	-	-	-	-	-	-	161,885	-	161,885
Prescribed Dividends	11.d	-	-	25,513	-	—	-	-	-	-	-	-	25,513	-	25,513
Unrealized profit		-	-	(66,546)	-	—	-	-	-	-	-	-	(66,546)	-	(66,546)
Others		-	-	(12,875)	-	1,385	-	-	-	-	-	-	(11,490)	555,922	544,432
Sale / Incorporation / Acquisition		-	-	-	-	—	-	-	-	-	-	-	-	586,118	586,118
Other		-	-	(12,875)	-	1,385	-	-	-	-	-	-	(11,490)	(30,196)	(41,686)
Destinations:
Dividend equalization reserve		-	-	851,623	-	(851,623)	-	-	-	-	-	-	-	-	-
Balances on June 30, 2025		65,000,000	500,325	62,251,635	(722,822)	-	(1,006,164)	(3,104,485)	859,370	(1,563)	(275,465)	(1,229,609)	122,271,222	994,018	123,265,240
Changes in the Semester		-	(129,686)	797,715	161,885	-	1,395,125	894,329	-	9,728	-	(349,559)	2,779,537	658,571	3,438,108
(1) Includes the effects of the classification relating to the change in the business model (Note 1.C4)
(2) Permanent losses associated with Benefit Plans were transferred to Retained Earnings and Losses.
Reserves are distributed according to the corporate criteria of local legislation.
The accompanying notes from Management are an integral part of the Consolidated Condensed Financial Statements.

	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Persion Contracts IFRS 17	Other Equity Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders´ Equity
Balance on December 31, 2025		65,000,000	630,238	65,370,910	(719,560)	-	(1,256,323)	(3,235,202)	859,370	(12,450)	(275,465)	(1,187,988)	125,173,530	1,379,614	126,553,144
Total comprehensive income		-	-	-	-	6,098,620	(324,340)	21,790	-	4,313	802	286,438	6,087,623	132,485	6,220,108
Net profit attributable to the Parent Company		-	-	-	-	6,111,748	-	-	-	-	-	-	6,111,748	132,485	6,244,233
Other comprehensive income		-	-	-	-	(13,128)	(324,340)	21,790	-	4,313	802	286,438	(24,125)	-	(24,125)
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	(324,340)	-	-	-	-	-	(324,340)	-	(324,340)
Employee Benefits Plan (2)		-	-	-	-	(13,128)	-	21,790	-	-	-	-	8,662	-	8,662
Pension Contracts		-	-	-	-	-	-	-	-	4,313	-	-	4,313	-	4,313
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	286,438	286,438	-	286,438
Other equity valuation adjustments – others		-	-	-	-	-	-	-	-	-	802	-	802	-	802
Dividends and interest on capital	11.b	-	-	-	-	(4,000,000)	-	-	-	-	-	-	(4,000,000)	-	(4,000,000)
Share-based compensation	11.d	-	(95,701)	-	-	-	-	-	-	-	-	-	(95,701)	-	(95,701)
Treasury shares	11.d	-	-	-	228,420	-	-	-	-	-	-	-	228,420	-	228,420
Prescribed dividends		-	-	15,242	-	-	-	-	-	-	-	-	15,242	-	15,242
Others		-	-	(134,710)	-	262	-	-	-	-	-	-	(134,448)	306,300	171,852
Others		-	-	(134,710)	-	262	-	-	-	-	-	-	(134,448)	306,300	171,852
Destinations:
Dividend equalization reserve		-	-	2,098,882	-	(2,098,882)	-	-	-	-	-	-	-	-	-
Balances on June 30, 2026		65,000,000	534,537	67,350,324	(491,140)	-	(1,580,663)	(3,213,412)	859,370	(8,137)	(274,663)	(901,550)	127,274,666	1,818,399	129,093,065
Changes in the Semester		-	(95,701)	1,979,414	228,420	-	(324,340)	21,790	-	4,313	802	286,438	2,101,136	438,785	2,539,921
The accompanying notes from Management are an integral part of the Consolidated Condensed Financial Statements.

Consolidated Condensed Statement of Cash Flows

	Note	01/01 to	01/01 to
		06/30/2026	06/30/2025
1. Cash Flows from Operating Activities
Net Income for the Period		6,244,233	5,139,516
Adjustments to Profit		8,213,767	12,071,814
Depreciation of Tangible Assets	6.a	481,449	577,084
Amortization of Intangible Assets		841,588	747,569
Impairment Losses on Other Assets (Net)		21,223	177,962
Provisions (Net)		3,468,397	2,281,881
Losses on Financial Assets (Net)		14,458,907	17,388,158
Net Gains (losses) on Disposal of Tangible Assets, Investments and Non-Current Assets Held for Sale		(65,779)	(99,750)
Income from Companies Accounted by the Equity Method	5.b	(215,960)	(201,423)
Deferred Taxes		(2,663,700)	(3,547,595)
Monetary Adjustment of Escrow Deposits		(410,787)	(373,746)
Recoverable Taxes		(731,631)	(216,826)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(138)	(1,437)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(6,771,560)	(4,660,063)
Other		(198,242)	-
Net (Increase) Decrease in Operating Assets		(3,851,134)	1,873,350
Financial Assets Measured At Fair Value Through Profit Or Loss		15,686,165	(11,265,179)
Financial Assets Measured at Fair Value through Other Comprehensive Income		6,982,508	24,544,685
Financial Assets Measured At Amortized Cost		(8,258,291)	(2,919,131)
Other Assets		(18,261,516)	(8,487,025)
Net Increase (Decrease) in Operating Liabilities		50,151,273	6,352,383
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		(39,269,306)	4,805,395
Financial Liabilities at Amortized Cost		83,354,558	(1,507,729)
Other Liabilities		6,066,021	3,054,717
Tax Paid	12	(3,429,786)	(3,845,626)
Total Net Cash Flows from Operating Activities (1)		57,328,353	21,591,437
2. Cash Flows from Investing Activities
Investments		(2,627,174)	(1,624,050)
Increase in Subsidiaries		-	(7,500)
Fixed Assets (tangible)		(1,434,252)	(505,844)
Intangible Assets		(860,712)	(883,643)
Non-Current Assets Held for Sale		(332,210)	(227,063)
Disposal		700,307	395,738
Tangible Assets		261,370	236,338
Intangible Assets		85,795	92,401
Non-Current Assets Held For Sale		353,142	66,999
Dividends and Interest on Capital Received		168,462	1,736,997
Total Net Cash Flows from Investing Activities (2)		(1,758,405)	508,685
3. Cash Flows from Financing Activities
Acquisition (Disposal) of Own Shares	11.d	228,420	161,885
Issuance of Equity-Eligible Debt Instruments		2,137,200	-
Issuance of Other Long-term Liabilities		128,660,136	47,491,604
Dividends and Interest on Capital Paid		(3,822,762)	(3,876,672)
Payments of Other Long-term Liabilities		(131,582,471)	(47,176,038)
Interest Payments of Equity-Eligible Debt Instruments		(6,650,837)	(471,727)
Net Increase/Decrease in Non-Controlling Interests		-	586,118
Total Net Cash Flows from Financing Activities (3)		(11,030,314)	(3,284,830)
Exchange variation on Cash and Cash Equivalents (4)		138	1,437
Net Increase in Cash and Cash Equivalents (1+2+3+4)		44,539,772	18,816,729
Cash and Cash Equivalents at the Beginning of the Period		73,272,606	67,200,905
Cash and Cash Equivalents at the End of the Period		117,812,378	86,017,634
The accompanying notes from Management are an integral part of the Consolidated Condensed Financial Statements.

1.Operating context, presentation of consolidated condensed financial statements and other information

a)Operational Context

The Banco Santander (Brasil) S.A. (Banco Santander or Bank), controlled directly and indirectly by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates before the Central Bank of Brazil (Bacen), constituted as a joint-stock company, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and carries out its operations through commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through controlled companies, it also operates in the payment institution, consortium management, securities brokerage, insurance brokerage, consumer financing, digital platforms, benefits management, management and recovery of non-performing credit, capitalization and private pension markets, and provision and administration of food, meal and other vouchers. Operations are conducted in the context of a group of institutions that operate integrated in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are realized in the normal course of business and under commutative conditions.

The Board of Directors has authorized the issuance of the consolidated condensed interim financial statements for the period ended June 30, 2026, at the meeting held on July 28, 2026.

The aforementioned Condensed Consolidated Financial Statements were recommended for approval by Santander Bank’s Audit Committee.

b)Presentation of Consolidated Condensed Interim Financial Statements (prepared in accordance with IAS 34)
The Condensed Consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting. All relevant information specifically relating to, and only to, Banco Santander's Financial Statements is disclosed and corresponds to the information used by Banco Santander in its management. There is no change in applicable practices and policies between the condensed consolidated financial statements and the statements published on the Investor Relations website, with a base date of December 31, 2025.
c.1)Adoption of new standards and interpretations
•IFRS 18 – Presentation and Disclosure in Financial Statements: Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investing, and financing) in the income statement structure. It also requires companies to disclose explanations of management-defined performance measures related to the income statement.

These changes are effective for fiscal years beginning January 1, 2027. Santander is assessing the impacts of this change.

•IFRS 19 – Subsidiaries without Public Liability: Disclosures: which allows a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards to its financial statements. IFRS 19 is optional for eligible subsidiaries and sets out the disclosure requirements for subsidiaries that choose to apply it. The new standard is effective for reporting periods beginning on or after January 1, 2027, with prior application permitted. Santander is evaluating the impacts of this change.

•IFRS 20 – Regulatory Assets and Regulatory Liabilities: establishes requirements for the recognition, measurement, presentation, and disclosure of regulatory assets and liabilities arising from certain types of tariff regulation. The standard aims to provide more relevant and comparable information on the effects of tariff regulation on the financial statements of entities subject to this regulatory environment. Management does not expect material impacts from the adoption of this standard.

•Amendments to IAS 28 – Investments in Associates and Joint Ventures: clarifies the application of the fair value measurement option for certain investments in associates and joint ventures by eligible entities. The amendments aim to promote greater consistency in the application of the standard and reduce discrepancies observed in practice. Management does not expect material impacts from the adoption of this standard.
c.2)Estimates used
The consolidated results and the determination of consolidated equity are impacted by accounting policies, assumptions, estimates, and measurement methods used by the Bank's management in preparing the financial statements. The Bank makes estimates and assumptions that affect the reported values of assets and liabilities for future periods. All estimates and assumptions required under IFRS are management's best estimate under applicable standards.

In the consolidated financial statements, estimates are made by the Bank's management and the consolidated entities in order to quantify certain assets, liabilities, revenues, and expenses, and for explanatory note disclosures.
c.2.1) Critical estimates

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues, and expenses, and on the disclosures in the notes to the financial statements, are described below:

i. Fair Value Assessment of Certain Financial Instruments

Financial instruments are initially recognized at fair value, and those not measured at fair value in profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is based on assumptions that take into account management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies fair value measurements using a fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments into Levels I, II, or III.

Note 18.c of the Consolidated Condensed Financial Statements as of June 30, 2026, presents the accounting practice and sensitivity analysis for the Financial Instruments, respectively.
ii. Provisions for losses on credits due to impairment
The carrying value of non-recoverable financial assets is adjusted by recording a provision for loss under “Losses on financial assets (net) – Financial Assets measured at amortized cost” in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decreases and can be objectively related to a recovery event.

To individually measure the loss due to impairment of loans assessed for impairment, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, income generating capacity, cash flow, administration, corporate governance and quality of internal controls, payment history, experience in the sector, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value , and also based on historical experience of impairment and other circumstances known at the time of the assessment.
To measure the loss due to impairment of loans assessed collectively for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to the segment, type of assets, guarantees and other factors associated with historical experience of impairment and other circumstances known at the time of the assessment.
iii. Provisions for pension funds
Defined benefit plans are recorded based on an actuarial study, carried out annually by a specialized company, at the end of each year, effective for the subsequent period and are recognized in the consolidated income statement in the lines Interest and similar expenses and Provisions (liquids).
The present value of a defined benefit obligation is the present value, without deducting any plan assets, of the expected future payments necessary to settle the obligation resulting from the employee's service in the current and past periods.

iv. Obligations, contingent assets and liabilities
Provisions for judicial and administrative proceedings are set up when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient certainty, based on the nature, complexity and history of the actions and the opinion of legal advisors. internal and external.
v. Goodwill
The recorded goodwill is subject to the recoverability test, at least once a year or in a shorter period, in the case of any indication of a reduction in the recoverable value of the asset.
The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a minimum period of 5 years. The cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rates and others; (ii) behavior and growth estimates of the national financial system; (iii) increase in costs, returns, synergies and investment plan; (iv) client behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and changing any of these factors could have a different result. The cash flow estimate is based on an assessment prepared by an independent specialized company, annually or whenever there is evidence of a reduction in its recovery value, which is reviewed and approved by Management.

vi. Expectation of realization of IR and CS tax credits
Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be recovered or paid on differences between the carrying amounts of assets and liabilities and their respective calculation bases, and accumulated tax loss credits and the negative basis of CSLL. These amounts are measured at the rates expected to apply in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be used.
Other deferred tax assets (accumulated tax loss credits) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits to allow them to be used. The recognized deferred tax assets and liabilities are reviewed at each balance sheet date, with the appropriate adjustments being made based on the findings of the analyses performed. The expectation of realization of the Bank's deferred tax assets is based on projections of future results and a technical study.

c.3) Change of business Strategy

In the first quarter of 2025, Banco Santander changed the way it manages part of its portfolio of pre-and post-fixed government securities, financial instruments that are part of its portfolio called ALCO (assets and liability management). The new strategy is based on a long-term investment profile, aiming to ensure greater financial stability, avoiding volatility in the Bank's equity (including for prudential purposes). In accordance with this strategy, Banco Santander has the intention and capacity to hold these securities until their respective maturities.

Management adopted the Amortized Cost (AC) accounting classification for part of the ALCO portfolio, which better reflects the objective of the business model strategy (note 3.a.).

2.Basis for consolidation
Below are highlighted the direct and indirect subsidiaries and investment funds included in the Consolidated Condensed Financial Statements of Banco Santander. Similar information on the companies accounted for by the equity method by the Bank is provided in Note 5.

Investments	Activity	Quantity of Shares or Quotas Owned (in Thousands)		Direct Participation	06/30/2026
		Common Shares and Quotas	Preferred Shares		Consolidated Participation
Controlled by Banco Santander
Santander Sociedade de Crédito, Financiamento e Investimento S.A.	Financial	50,159	-	100.00%	100.00%
Return Capital Gestão de Ativos e Participações S.A.	Collections and Credit Recovery Management	486,010	-	100.00%	100.00%
Em Dia Serviços Especializados em Cobrança Ltda.	Collections and Credit Recovery Management	257,306	-	100.00%	100.00%
Rojo Entretenimento S.A.	Services	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Digital Media Services	71,181	-	100.00%	100.00%
Sancap Investimentos e Participações S.A.	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Consortium	372,186	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	14,067,672	14,067,672	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Holding	7,184	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Technology Services	241,941	-	100.00%	100.00%
Pulse Client Expert Ltda. (nova denominação social da SX Negócios)	Call Center Services	75,050	-	100.00%	100.00%
Tools Soluções e Serviços Compartilhados Ltda.	Services	545,236	-	100.00%	100.00%
Controlled by Santander Sociedade de Crédito, Financiamento e Investimento S.A.
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	50.00%	50.00%
Controlled by Santander Leasing S.A.
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A. (Santander DTVM)	Bank	610	-	100.00%	100.00%
Controlled by Sancap Investimentos e Participações S.A.
Santander Capitalização S.A.	Capitalization	64,615	-	100.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	100.00%	100.00%
Controlled by Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Santander Corretora de Títulos e de Valores Mobiliários Ltda.	Securities Brokerage Firm	43,044	—	100.00%	100.00%
Santander Investimentos Sociedade Prestadora de Serviços de Ativos Virtuais S.A.	Investments	289,362	-	86.77%	86.77%
Joint Venture of Sancap Investimentos e Participações S.A.
Santander Auto S.A.	Insurance Company	22,452	-	50.00%	50.00%

Consolidated Investment Funds:

•Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
•Santander SBAC II Renda Fixa Curto Prazo;
•Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC) (1);
•Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies);
•Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (2);
•Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos;
•Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (2);

•Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior;
•Getnet Fundo de Investimentos em Direitos Creditórios;
•Agro Flex Fundo de Investimento em Direitos Creditórios (2);
•Sainte Julie Fundo De Investimento em Direitos Creditórios Não-Padronizados Responsabilidade Limitada;
•D365 – Fundo De Investimento em Direitos Creditórios (2);
•Fundo de Investimento em Direitos Creditórios Tellus;
•Fundo de Investimento em Direitos Creditórios Precato IV (2);
•Santander Hera Renda Fixa Fundo Incentivado de Investimento em Infraestrutura Responsabilidade Limitada;
•San Preca Federal I Fundo De Investimento Em Direitos Creditórios - Responsabilidade Limitada;
•Fundo De Investimento Em Direitos Creditórios Conretorno - Responsabilidade Limitada;
•Ararinha Fundo de Investimento em Renda Fixa Longo Prazo;
•Hyundai Fundo de Investimento em Direitos Creditórios;
•Santander Módulo MX III Renda Fixa Referenciado DI CIC FIF RESP Limitada;
•Santander Módulo SINQIA Renda Fixa Referenciado DI - CIC FIF RESP Limitada;
•Santander Módulo SINQIA II Renda Fixa Referenciado DI - CIC FIF RESP Limitada;
•Santander Módulo SINQIA III Renda Fixa Referenciado DI - CIC FIF RESP Limitada;
•Terras Fundo de Investimento nas Cadelas Produtivas do Agronegocio - Fiagro - Resp Limitada; e
•Atena Fundo De Investimento Em Direitos Creditórios Segmento Infraestrutura De Responsabilidade Limitada.

(1) Renault Automóveis S.A. (an entity not belonging to the Santander Group) sells its trade receivables to the Fund. This Fund exclusively acquires trade receivables originated by Renault Automóveis S.A. In turn, Banco RCI Brasil S.A. holds 100% of the Fund’s quotas.
(2)    Fund controlled by Santander Sociedade de Crédito, Financiamento e Investimento S.A.

In addition, the entity Vert-11 Companhia Securitizadora de Créditos Financeiros was consolidated, as Banco Santander has full control over its assets.

a)Share Incorporation of Santander CTVM into Santander DTVM

On June 30, 2026, Extraordinary Shareholders’ Meetings of Santander Corretora de Títulos e Valores Mobiliários S.A. (“Santander CTVM”) and Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”) were held and approved the incorporation by Santander DTVM of the shares issued by Santander CTVM and held by Banco Santander (Brasil) S.A. As a result, Santander DTVM’s share capital was increased, and new shares were issued to Banco Santander (Brasil) S.A., totaling R$ 191,370,905.89.

b)Merger of Esfera Fidelidade into Banco Santander (Brasil) S.A.

On June 30, 2026, Esfera Fidelidade S.A. (“Esfera”) was fully merged into its direct parent company, Banco Santander (Brasil) S.A. (“Santander Brasil”), with all of its assets and liabilities being absorbed by Santander Brasil. The merger did not result in an increase in Santander Brasil’s share capital, since all shares issued by Esfera were already held by Santander Brasil and their value was therefore already reflected as an equity-accounted investment.

c)Santander Financiamento Enters into Agreement to Acquire a 49% Equity Interest in Loop Gestão de Pátios S.A.

On June 22, 2026, Santander Sociedade de Crédito, Financiamento e Investimento S.A. ("Santander Financiamento"), on one side, and Loop AC Participações Ltda. and Allpark Empreendimentos, Participações e Serviços S.A., on the other, executed a share purchase agreement for the acquisition by Santander Financiamento of 49% of the total and voting share capital of Loop Gestão de Pátios S.A. ("Loop"). The Santander Group already held an indirect interest in Loop through Webmotors S.A. ("Webmotors"), and upon completion of the transaction will also hold a direct interest in the company. Completion of the transaction is subject to the execution of definitive agreements and the satisfaction of customary conditions precedent, including the receipt of applicable regulatory approvals.

d)Merger of Santander Holding Imobiliária and Solution 4Fleet

On April 30, 2026, the merger of Santander Holding Imobiliária S.A. ("SHI") and Solution 4Fleet Consultoria Empresarial S.A. ("S4F") into Tools Soluções e Serviços Compartilhados Ltda. ("Tools") was approved. The transaction was undertaken to simplify Santander Brasil’s corporate structure, consolidate accounting processes, and reduce operating costs.

e)Banco Santander Enters into Agreement to Acquire 100% Ownership Interest in New SPEs

On April 8, 2026, Banco Santander (Brasil) S.A. obtained approval from the Central Bank of Brazil to acquire 100% of the total and voting share capital of BREF III Empreendimentos Imobiliários 4 S.A., BREF III Empreendimentos Imobiliários 5 S.A., and BREF III Empreendimentos Imobiliários 6 S.A., pursuant to a share purchase agreement entered into with BREF III Fundo de Investimento em Participações Multiestratégia – Responsabilidade Limitada. These companies own the properties comprising the Campus JK complex, where the real estate development intended to house Santander’s new headquarters will be built. Completion of the transaction remains subject to the execution of definitive agreements and the fulfillment of customary conditions precedent, including completion of the construction works and issuance of the occupancy permit "Habite-se".

f)Disposal of the Entire Equity Interest in Galgo Sistemas de Informações S.A.

On March 20, 2025, Banco Santander (Brasil) S.A. and the other shareholders executed certain agreements establishing the terms and conditions for the sale of shares representing the entire issued and voting share capital of Galgo Sistemas de Informações S.A. to RTM – Rede de Telecomunicações para o Mercado Ltda. (the "Transaction"). Upon completion of the Transaction on May 7, 2025, Banco Santander (Brasil) S.A. ceased to hold any equity interest in Galgo Sistemas de Informações S.A.

g)Disposal of the Entire Equity Interest Held in Summer Empreendimentos Ltda.

On February 24, 2025, Santander Holding Imobiliária S.A. ("SHI") and Banco Santander (Brasil) S.A. executed certain agreements establishing the terms and conditions for the sale of quotas representing the entire share capital of Summer Empreendimentos Ltda. ("Summer") to RFM-E Ltda. (the "Transaction"). Upon completion of the Transaction on September 29, 2025, Banco Santander (Brasil) S.A. and SHI ceased to hold any ownership interest in Summer Empreendimentos Ltda.

3.Financial assets

a)Classification by nature and category

The classification by nature and category for the purposes of evaluating the Bank's assets, except balances related to “Cash and cash equivalents” and “Derivatives used as Hedge”, on June 30, 2026 and December 31, 2025 is shown below:

				06/30/2026
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances with the Brazilian Central Bank	101,581,383	—	90,984,456	192,565,839
Loans and other amounts with credit institutions, net	—	—	61,588,546	61,588,546
Of which:
Loans and other amounts with credit institutions, gross	—	—	61,589,309	61,589,309
Impairment losses (note 3-b.2)	—	—	(763)	(763)
Loans and advances to customers, net	5,290,448	—	552,895,747	558,186,195
Of which:
Loans and advances to customers, gross (1)	5,290,448	—	590,923,883	596,214,331
Impairment losses (note 3-b.2)	—	—	(38,028,136)	(38,028,136)
Debt instruments, net	105,623,829	62,076,982	126,307,680	294,008,491
Of which:
Debt instruments, gross (2)	105,623,829	62,076,982	130,166,474	297,867,285
Impairment losses (note 3-b.2)	—	—	(3,858,794)	(3,858,794)
Equity instruments	5,447,165	2,168	—	5,449,333
Trading derivatives	27,134,022	—	—	27,134,022
Total	245,076,847	62,079,150	831,776,429	1,138,932,426

				12/31/2025
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	89,994,937	—	91,754,315	181,749,252
Loans and other amounts with credit institutions, net	—	—	35,947,923	35,947,923
Of which:
Loans and other amounts with credit institutions, gross	—	—	35,949,344	35,949,344
Impairment losses (Note 3-b.2)	—	—	(1,421)	(1,421)
Loans and advances to customers, net	6,413,587	—	558,134,969	564,548,556
Of which:
Loans and advances to customers, gross (1)	6,413,587	—	591,732,899	598,146,486
Impairment losses (Note 3-b.2)	—	—	(33,597,930)	(33,597,930)
Debt instruments, net	95,546,026	69,354,220	114,708,615	279,608,861
Of which:
Debt instruments, gross	95,546,026	69,354,220	116,778,171	281,678,417
Impairment losses (Note 3-b.2)	—	—	(2,069,556)	(2,069,556)
Equity instruments	4,862,393	92,363	—	4,954,756
Trading derivatives	65,590,206	—	—	65,590,206
Total	262,407,149	69,446,583	800,545,822	1,132,399,554
(1) On June 30, 2026, the balance recorded in “Loans and advances to customers” referring to operations of the assigned credit portfolio is R$15,260 (12/31/2025 – R$16,768).
(2) In the 2nd quarter of 2025, a portion of securities in the ALCO portfolio, in the amount equivalent to R$ 23,190 million, was classified in the category of Financial Assets measured at amortized cost (note 1.c.4), generating a reversal of mark-to-market adjustments on the reclassified securities, positively impacting shareholders' equity by R$ 514 million, net of tax effects (R$ 934 million gross) at the time.

b)Valuation adjustments arising from loss of recoverable value of financial assets

b.1)Financial assets measured at fair value through Other Comprehensive Income

As indicated in explanatory note 2 to the Bank's consolidated Interim Financial Statements for the semester ended June 30, 2026, variations in the carrying value of financial assets and liabilities are recognized in the consolidated income statement and except in the case of financial assets measured at fair value through other comprehensive income, where changes in fair value are temporarily recognized in consolidated Net Equity, in “Other comprehensive income”.

Debits or credits in "Other Comprehensive Income" arising from changes in fair value remain in the Bank's consolidated Net Equity until the respective assets are written off, when they are then recognized in the consolidated income statement. As part of the fair value measurement process, when there is evidence of losses in the recoverable value of these instruments, the amounts are no longer recognized in Net Equity under the heading "Financial Assets Measured at Fair Value through Other Comprehensive Income” and are reclassified to the Consolidated Income Statement at the cumulative value on that date.

On June 30, 2026, the Bank analyzed the variations in the fair value of the various assets that make up this portfolio and concluded that, on that date, there were no significant differences whose origin could be considered as resulting from impairment losses. Consequently, all changes in the fair value of these assets are presented in “Other Comprehensive Income”, with movements occurring during the interim period recognized in the respective consolidated statement of Other Comprehensive Income.
b.2)Financial Assets Measured at Amortized Cost - Loans, other amounts with credit institutions, advances to customers and debt instrument

Changes in provisions for recoverable value losses of assets included in “Financial Assets Measured at Amortized Cost - Loans, Other Amounts with Credit Institutions, Advances to Customers and Debt Instrument” (1) in the semesters ended June 30, 2026 and 2025 were the following:

	01/01 to	01/01 to
	06/30/2026	06/30/2025
Balance at beginning of the period	40,694,182	35,668,907
Constitution (Reversal) for losses on financial assets	12,347,131	16,660,974
Write-off of impaired balances against recorded impairment allowance	(11,135,145)	(13,956,309)
Exchange Variation	(18,475)	(25,389)
Balance at end of the period (Note 3.a)	41,887,693	38,348,183
Provision for contingent liabilities	841,534	454,770
Total balance of allowance for impairment losses, including provisions for contingent liabilities	42,729,227	38,802,953
Loans written-off recovery	376,207	669,077
Discount granted	(2,487,983)	(1,396,261)

(1) Includes Provision for Losses on Financial Guarantee Contracts Provided.

Considering the amounts recognized in “Constitution (Reversal) for losses on financial assets”, “Recoveries of loans written off as losses” and “Discount Granted” total R$ 14,458,907 and R$ 17,388,158 in the semesters ended June 30, 2026 and 2025 , respectively.

Considering the plan to update the impairment provision calculation models, to be implemented during the second half of 2025, the recognized balance of supplementary provision (post model adjustment) is 1,389 million as of June 30, 2026, to meet the update of macroeconomic parameters and other relevant parameters of the Bank's impairment provision calculation models, in accordance with IFRS 9, which resulted in higher provisions, reflecting a more complex economic environment expected.

c)Non-recoverable assets

A financial asset is considered unrecoverable when there is objective evidence of the occurrence of events that: (i) cause an adverse impact on the estimated future cash flows at the date of the transaction, in the case of debt instruments (loans and debt securities); (ii) mean that its carrying amount cannot be fully recovered, in the case of equity instruments; (iii) arise from the breach of clauses or terms of loans, and (iv) at the time of bankruptcy proceedings.

Details of changes in the balance of financial assets classified as “Loans, advances to customers and Debt Instruments” considered as non-recoverable due to credit risk in the semesters ended June 30, 2026 and 2025 are as follows:

	01/01 to	01/01 to
	06/30/2026	06/30/2025
Balance at beginning of the period	48,899,708	42,242,354
Net additions	17,505,609	12,521,015
Write-off of impaired balances against recorded impairment allowance	(11,699,626)	(11,023,481)
Balance at end of the period	54,705,691	43,739,888

d)Provisions for Losses of Financial Guarantee Contracts Provided

IFRS 9 requires that the provision for expected credit losses be recorded for financial guarantee contracts provided, that have not yet been honored. It should be measured and accounted for at the provision expense that reflects the credit risk in the event of honored guarantees and the endorsed customer does not comply with its contractual obligations. Below is the movement of these provisions for the semesters ended June 30, 2026 and 2025.

	01/01 to	01/01 to
	06/30/2026	06/30/2025
Balances at the beginning of the period	787,837	440,113
Constitution (Reversal) of provision for losses on financial guarantee contracts provided	53,697	14,657
Balances at the end of period	841,534	454,770

4.Non-current assets held for sale

Non-current assets held for sale include assets not in use.

5.Interests in associates and joint ventures

Joint Control

Banco Santander and its subsidiaries consider investments classified as joint control when they have a shareholders' agreement which defines that strategic, financial and operational decisions require the unanimous consent of all investors.

Significant Influence

Affiliates are entities over which the Bank is able to exercise significant influence (significant influence is the power to participate in the financial and operational policy decisions of the investee) but does not control or have joint control.

a)Composition

			Participation %
	Activity	Country	06/30/2026	12/31/2025
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	15.56%	15.56%
Jointly Controlled by Santander Corretora de Seguros
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%
Jointly Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Provision of Services	Brazil	51.00%	51.00%
Car10 Tecnologia e Informação S.A.	Technology	Brazil	66.67%	66.67%
Jointly Controlled Car10 Tecnologia e Informação S.A
Pag10 Fomento Mercantil Ltda	Technology	Brazil	100.00%	100.00%
Jointly Controlled by Tecnologia Bancária S.A.
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	Brazil	100.00%	100.00%
TecBan Serviços Integrados Ltda.	Other Activities	Brazil	100.00%	100.00%
Jointly Controlled by Tbnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	Brazil	100.00%	100.00%
Significant Influence of Banco Santander
Núclea S.A.	Other Activities	Brasil	17.53%	17.53%
Pluxee Beneficios Brasil S.A.	Benefits	Brazil	20.00%	20.00%
Santander Auto S.A	Other Activities	Brazil	50.00%	50.00%
Significant Influence of Santander Corretora de Seguros
Tecnologia Bancária S.A. - TECBAN	Other Activities	Brazil	18.98%	18.98%
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	Other Activities	Brazil	16.66%	16.66%
Webmotors S.A.	Other Activities	Brazil	30.00%	30.00%

	06/30/2026			12/31/2025
	Assets	Liabilities	Profit (Loss)	Assets	Liabilities	Profit (Loss) (3)
Jointly Controlled by Banco Santander	17,551,562	17,427,482	124,080	15,619,966	15,299,248	321,664
Banco RCI Brasil S.A.	16,401,701	16,252,119	149,582	14,406,307	14,060,196	346,111
Gestora de Inteligência de Crédito	1,149,861	1,175,363	(25,502)	1,213,660	1,239,052	(24,447)
Jointly Controlled by Santander Corretora de Seguros	2,888,801	2,853,463	35,338	3,169,143	3,184,741	(45,238)
Tecnologia Bancária S.A. - TECBAN (1)	2,834,672	2,788,607	46,065	2,836,231	2,797,987	8,603
Hyundai Corretora de Seguros	12,216	10,868	1,348	11,069	8,676	2,393
Biomas - Serviços Ambientais, Restauração e Carbono S.A. (1)	41,913	53,988	(12,075)	42,093	83,032	(40,939)
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A (2)	-	-	-	279,750	295,046	(15,295)
Significant Influence of Banco Santander	11,308,797	10,763,049	545,748	11,271,921	9,932,267	1,260,785
Núclea S.A.	2,359,245	2,088,189	271,056	2,164,151	1,524,528	633,822
Pluxee BenefÍcios Brasil S.A.	8,332,666	8,122,331	210,335	8,419,988	7,792,935	553,985
Santander Auto S.A.	616,886	552,529	64,357	687,782	614,804	72,978
Significant Influence of Santander Corretora de Seguros	1,254,871	1,231,501	23,370	846,681	614,883	226,950
Webmotors S.A.	1,254,871	1,231,501	23,370	846,681	614,883	226,950
Total	33,004,031	32,275,495	728,536	30,907,711	29,031,139	1,764,161
(1) Companies with a one-month lag for the calculation of equity method. For accounting purposes, the equity method result is used as of 06/30/2026, based on the position of 05/31/2026.
(2) As of June 30, 2026, Banco Santander ceased to exercise significant influence over CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.; accordingly, the investment is no longer accounted for under the equity method.
(3) The balances presented correspond to the amounts determined in the 2025 fiscal year.

	Investments		Results
			01/01 to	01/01 to
	06/30/2026	12/31/2025	06/30/2026	06/30/2025
Jointly Controlled by Banco Santander	592,112	534,505	55,313	43,942
Banco RCI Brasil S.A.	548,210	485,793	59,670	45,124
Estruturadora Brasileira de Projetos S.A. - EBP	-	428	25	37
Gestora de Inteligência de Crédito	43,902	48,284	(4,382)	(1,219)
Jointly Controlled by Santander Corretora de Seguros	4,166	3,492	674	352
Hyundai Corretora de Seguros	4,166	3,492	674	352
Significant Influence of Banco Santander	2,363,569	2,370,206	145,066	126,776
Núclea S.A.	320,932	314,434	57,997	56,510
Pluxee Benefícios Brasil S.A.	1,911,135	1,933,758	54,877	56,735
Santander Auto S.A.	70,857	56,745	32,179	13,531
FIDC Creditórios Multisegmentos NPL Ipanema X Responsabilidade Limitada	60,645	65,269	13	-
Significant Influence of Santander Corretora de Seguros	554,446	608,891	14,907	30,353
Tecnologia Bancária S.A. - TECBAN	261,105	250,552	10,553	762
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	-	47,321	(731)	(2,639)
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	3,816	3,946	(2,631)	(3,107)
Webmotors S.A.	289,525	307,072	7,716	35,337
Total	3,514,293	3,517,094	215,960	201,423

The Bank does not have guarantees provided to companies with shared control and significant influence.

The Bank does not have contingent liabilities with a significant risk of possible loss related to investments in companies with shared control and significant influence.

b)Variation

Below are the variations in the balance of this item in the periods ended June 30, 2026 and 2025:

	01/01 to 06/30/2026		01/01 to 06/30/2025
	Joint Control	Significant Influence	Joint Control	Significant Influence
Balance at beginning of exercise	537,997	2,979,097	975,731	2,664,444
Adjustment to market value	2,747	(40,502)	(40,324)	(60,747)
Write-off	(452)	(47,322)	—	—
Equity in earnings of subsidiaries	55,986	160,704	44,294	157,129
Dividends proposed / received	—	(136,464)	(7,114)	(196,162)
Jointly Controlled Capital Increase	—	2,502	(18,692)	35,567
Balance at end of period	596,278	2,918,015	953,895	2,600,231
Total Investments		3,514,293		3,554,126

c)Losses due to non-recovery

No impairment losses were recognized on investments in associates and joint ventures on June 30, 2026 and December 31, 2025.

d)Other information

Details of the principal jointly controlled company:

•Banco RCI Brasil S.A.: Company constituted as a joint stock company with headquarters in Paraná, its main objective is to carry out investment, leasing, credit, financing and investment operations, aiming to sustain the growth of the Renault and Nissan automotive brands in the Brazilian market, with operations aimed at, mainly, financing and leasing to the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Conglomerate, and its operations are conducted within the context of a group of institutions that operate in an integrated manner in the financial market. In accordance with the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controlling shareholders.

6.Fixed Assets (tangible)

The Bank's tangible assets refer to fixed assets for its own use. The Bank does not have tangible assets held as investment property or leased under operating leases. The Bank is also not a party to any financial lease agreement during the periods ending June 30, 2026 and 2025.

a)Composition

Details, by asset category, of tangible assets in the consolidated balance sheets are as follows:

	Land and buildings	Furniture and equipment for use and vehicles	Lease Fixed Assets	Facilities	Improvements to third party properties	Fixed Assets in Progress	Total
Balance as of December 31, 2025	1,382,593	1,810,417	717,247	328,130	669,000	138,746	5,046,133
Addition (1)	91,400	308,656	97,119	12,079	44,569	880,429	1,434,252
Write-off	(490)	(14,737)	(102,447)	(2,173)	(23,161)	(118,362)	(261,370)
Depreciation of the period	(50,779)	(233,977)	(81,580)	(38,943)	(71,954)	(4,216)	(481,449)
Transfers	(358)	60,910	-	40,323	19,360	(120,737)	(502)
Balance as of June 30, 2026	1,422,366	1,931,269	630,339	339,416	637,814	775,860	5,737,064

Balance as of December 31, 2024	1,515,947	2,124,656	1,059,363	371,584	844,995	105,355	6,021,900
Addition	723	231,845	185,964	11,360	44,459	31,493	505,844
Write-off	(5,984)	(48,454)	(100,131)	(9,590)	(71,650)	(529)	(236,338)
Depreciation of the period	(32,303)	(255,315)	(164,366)	(41,349)	(82,544)	(1,207)	(577,084)
Transfers	1,072	50,570	-	27,368	24,101	(105,712)	(2,601)
Balance as of June 30, 2025	1,479,455	2,103,302	980,830	359,373	759,361	29,400	5,711,721
(1) Includes payments made to the Campus JK project (Banco Santander's new headquarters), as described in Note 2.
Depreciation expenses were recorded under the heading “Depreciation and amortization” in the income statement.
For better presentation, the categories of the different asset classes have been relocated.
b) Losses due to non-recovery
In the semester ending June 30, 2026, there was an impact of an impairment expense of R$ 6.359 (12/31/2025 – R$20,001) and a loss due to obsolescence and discontinuation of fixed assets in the amount of R$ 11.610 (31/12/2025 - R$268,686).

c) Commitment to purchase tangible assets

As of June 30, 2026, the Bank has contractual commitments for the acquisition of tangible assets, as described in note 2"e", with a balance of R$ 0 as of December 31, 2025.
7.Intangible assets - Goodwill

The goodwill constitutes the excess between the acquisition cost and the Bank's share in the net fair value of the acquiree's assets, liabilities and contingent liabilities. When the excess is negative (discount), it is recognized immediately in profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized, but tested annually for impairment purposes or whenever there is evidence of impairment of the cash-generating unit to which it was allocated. Goodwill is recorded at its cost value less accumulated impairment losses. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying value of the goodwill related to the entity sold.
The recorded goodwill is subject to the recoverability test (note 1.c.3.1.v) and was allocated according to the operating segment (note 15).
During the period, no indications of impairment of goodwill were identified.

	06/30/2026	12/31/2025
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,566	27,217,566
Em Dia Serviços Especializados em Cobranças Ltda. (Nova denominação da Liderança Serviços Especializados em Cobranças LTDA.)	184,447	184,447
Toro Corretora de Títulos e Valores Mobiliários Ltda.	160,769	160,770
Olé Consignado (Atual Denominação Social do Banco Bonsucesso Consignado)	62,800	62,800
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	-	42,135
Return Capital Serviços de Recuperação de Créditos S.A. (atual denominação social da Ipanema Empreendimentos e Participações S.A.)	21,303	21,304
Monetus Investimentos S.A.	39,919	39,919
Mobills Labs Soluções em Tecnologia Ltda.	35,483	35,483
Solution 4Fleet Consultoria Empresarial S.A.	-	32,590
Santander Brasil Tecnologia S.A.	16,381	16,381
FIT Economia de Energia S.A.	3,992	3,992
Vora Gestão e Consultoria de Energia e Gás S.A.	27,287	27,287
Total	27,769,947	27,844,674

		Commercial Bank
		12/31/2025
Key assumptions:
Basis for determining the recoverable amount	Value in use: cash flows
Period of the projections of cash flows (1)		5 years
Perpetual growth (1)		4.0%
Pre-tax discount rate (2)		18.5%
Discount rate (2)		12.2%

	Em Dia	Toro Corretora
		12/31/2025
Main premises:
Bases for determining recoverable value	Value in use: cash flows
Cash flow projection period (1)	5 years	5 years
Perpetual Growth Rate	3.6%	3.6%
Discount rate	13.8%	14.5%
(1) Cash flow projections are based on Management's internal budget and growth plans, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation rates.
(2) The discount rate is calculated based on the capital asset pricing model (CAPM).

A quantitative goodwill recoverability test is performed annually.

For the goodwill recognized on the acquisition of Banco Real and Olé, as detailed in the tables above, an analysis is carried out at the end of each year as to whether there is any evidence of impairment. In the period ended June 30, 2026 and fiscal year 2025 there was no evidence of impairment. In the goodwill impairment test, discount rates and growth over perpetuity are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows.

8.Intangible assets - Other intangible assets

The movement of other intangible assets in the semesters ended June 30, 2026 and 2025 was as follows:

	Movement of:
	12/31/2025 to 06/30/2026			12/31/2024 to 06/30/2025
	Information Technology Development	Other assets	Total	Information Technology Development	Other assets	Total
Opening Balance	5,277,548	104,761	5,382,309	4,828,519	105,400	4,933,919
Addition	853,084	7,628	860,712	804,157	79,486	883,643
Write-off	(7,154)	(3,914)	(11,068)	(22,707)	(25,595)	(48,302)
Transfers	1,627	(1)	1,626	6,066	7,502	13,568
Amortization	(801,899)	(39,689)	(841,588)	(703,381)	(44,188)	(747,569)
Impairment	-	-	-	-	(18,233)	(18,233)
Final balance	5,323,206	68,785	5,391,991	4,912,654	104,372	5,017,026
Estimated Useful Life	5 years	Until 5 years		5 years	Until 5 years

Amortization expenses were included in the item "Depreciation and amortization" in the income statement.

9.Financial liabilities

a)Classification by nature and category

The classification, by nature and category for evaluation purposes, of the Bank's financial liabilities other than those included in “Derivatives used as Hedge”, on June 30, 2026 and December 31, 2025:

			06/30/2026
	Financial Liabilities Measured at Fair Value Through Profit or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	160,962,783	160,962,783
Customer deposits	-	621,378,788	621,378,788
Marketable debt securities	454,269	156,704,844	157,159,113
Trading derivatives	22,495,692	-	22,495,692
Short positions	50,252,044	-	50,252,044
Debt Instruments Eligible to Compose Capital	-	31,657,370	31,657,370
Other financial liabilities	-	81,085,913	81,085,913
Total	73,202,005	1,051,789,698	1,124,991,703

			12/31/2025
	Financial Liabilities Measured at Fair Value Through Profit or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	146,867,521	146,867,521
Customer deposits	-	593,328,796	593,328,796
Marketable debt securities	3,263,266	156,662,290	159,925,556
Trading derivatives	59,827,986	-	59,827,986
Short positions	49,380,059	-	49,380,059
Debt Instruments Eligible to Compose Capital	-	28,113,937	28,113,937
Other financial liabilities	-	67,414,002	67,414,002
Total	112,471,311	992,386,546	1,104,857,857

b)Composition and details

b.1)Deposits from the Central Bank of Brazil and Deposits from credit institutions

	06/30/2026	12/31/2025
Demand deposits (1)	1,295,489	1,951,466
Time deposits (2)	134,362,948	119,636,099
Repurchase agreements	25,304,345	25,279,956
Of which:
Backed operations with Government Securities	25,304,345	25,279,956
Total	160,962,782	146,867,521
(1) Unpaid accounts.
(2) Includes operations with credit institutions resulting from export and import financing lines, onlendings from the country (BNDES and Finame) and abroad, and other credit lines abroad.

b.2)Customer deposits

	06/30/2026	12/31/2025
Demand deposits	86,513,080	85,108,276
Current accounts (1)	35,295,265	31,906,984
Savings accounts	51,217,815	53,201,292
Time deposits	442,546,668	431,658,793
Repurchase agreements	92,319,040	76,561,727
Of which:
Backed operations with Private Securities	22,464,615	18,906,726
Backed operations with Government Securities	69,854,425	57,655,001
Total	621,378,788	593,328,796
(1) Unpaid accounts.

b.3)Bonds and securities

	06/30/2026	12/31/2025
Real Estate Credit Notes - LCI (1)	53,857,031	53,374,694
Eurobonds	16,370,802	18,052,632
Treasury Bills (2)	42,128,363	38,233,834
Agribusiness Credit Notes - LCA	36,624,721	38,740,151
Guaranteed Real Estate Bill - LIG (3)	6,565,428	11,524,245
Foreign Exchange Acceptance Resources	1,612,768	-
Total	157,159,113	159,925,556
(1) Real estate credit notes are fixed income securities backed by real estate credits and secured by a mortgage or fiduciary assignment of real estate. As of June 30, 2026, they have a maturity date between 2026 and 2034 (12/31/2025 – with a maturity date between 2025 and 2035).

(2) The main characteristics of financial bills are a minimum term of two years, a minimum nominal value of R$ 50 and permission for early redemption of only 5% of the amount issued. As of June 30, 2026, they have a maturity date between 2026 and 2036 12/31/2025 – with a maturity date between 2025 and 2035).

(3) Guaranteed Real Estate Letters are fixed income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separate from the issuer's other assets. As of June 30, 2026, they have a maturity date between 2026 and 2045 (12/31/ 2025 – with a maturity date between 2025 and 2035).

The changes in the balance of "Bonds and securities" in the semesters ended June 30, 2026 and 2025 were as follows:

	01/01 to	01/01 to
	06/30/2026	06/30/2025
Balance at beginning of the semester	159,925,556	139,678,128
Issuances	128,660,136	315,566
Payments	(131,582,471)	—
Interest	1,975,908	6,471,879
Exchange differences and other	(1,820,016)	(593,608)
Balance at end of the semester	157,159,113	145,871,965

The composition of "Eurobonds and other securities" is as follows:

Issuance	Maturity Until	Interest Rate (p.a.)	2026	2025
2021	2031	Until 15%	2,453,757	2,608,545
2022	2035	Until 15%	1,185,095	1,247,459
2023	2031	Until 15%	318,498	2,022,920
2024	2033	Until 15%	2,221,341	2,568,847
2025	2040	Until 15%	4,483,212	9,604,861
2026	2036	Until 15%	5,708,899	-
Total			16,370,802	18,052,632
(1) Includes SOFR - Secured Overnight Finance Rate.

b.4)Equity Eligible Debt Instruments

The details of the balance of the item "Debt Instruments Eligible for Capital" referring to the issuance of capital instruments to compose level I and level II of reference equity, are as follows:

	Issuance	Maturity	Value in millions	Interest Rate (p.a.)	06/30/2026	12/31/2025
Financial Bills - Tier II (1)	Nov-21	Nov-31	5,300	CDI+2%	10,057,637	9,321,771
Financial Bills - Tier II (1)	Dec-21	Dec-31	200	CDI+2%	379,212	351,467
Financial Bills - Tier II (1)	Oct-23	Oct-33	6,000	CDI+1,6%	8,690,325	8,070,433
Financial Bills - Tier I (2)	Sep-24	No Maturity (Perpetual)	7,600	CDI+1,4%	7,964,974	7,982,784
Financial Bills - Tier II (1)	Dec-25	Dec-35	2,363	CDI+0,65%	2,385,257	2,387,482
Financial Bills - Tier II (1)	Mar-26	Mar-36	708	CDI+0,55%	734,244	-
Financial Bills - Tier II (1)	Mar 26	Mar-36	42	IPCA+ 8%	44,751	-
Financial Bills - Tier II (1)	Apr-26	Apr-36	20	CDI+0,55%	20,573	-
Financial Bills - Tier II (1)	May-26	May-36	706	CDI+0,6%	714,499	-
Financial Bills - Tier II (1)	Jun-26	Jun-36	660	CDI+0,6%	665,898	-
Total					31,657,370	28,113,937
(1) Financial Notes issued from November 2021 through June 2026 include call and repurchase options.
(2) Perpetual Subordinated Financial Letters (without a maturity date) have a redemption and repurchase option and semi-annual interest payments.

The letters have the following common characteristics:

(a) The bills may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary of the date of issuance of the bills, at the Bank's sole discretion or due to changes in the tax legislation applicable to the bills; or at any time, due to the occurrence of certain regulatory events.

The changes in the balance of "Equity Eligible Debt Instruments" in the semesters ended June 30, 2026 and 2025 were as follows:

	01/01 to	01/01 to
	06/30/2026	06/30/2025
Balance at beginning of the period	28,113.937	23,137.784
Emission	2,137,200	-
Interest payment Tier I (1)	364.774	540.016
Interest payment Tier II (1)	7,692.296	1,121.582
Interest Payment - Level I	(6,650.837)	(471.727)
Balance at end of the period	31,657.370	24,327.655
(1) The interest remuneration referring to the Debt Instrument Eligible for Tier I and II Capital was recorded as a contra entry to the result for the period as "Interest and Similar Expenses ".

10.Provision for judicial and administrative proceedings, commitments and other provisions

a)Composition

The composition of the balance of the item “Provisions” is as follows:

	06/30/2026	12/31/2025
Pension fund obligations and similar requirements	1,013,324	1,357,203
Provisions for judicial and administrative proceedings, commitments and other provisions	12,022,495	10,447,279
Judicial and administrative proceedings under the responsibility of former controlling stockholders	496	496
Judicial and administrative proceedings	11,029,371	9,495,060
Of which:
Civil	3,694,360	3,459,137
Labor (1)	4,780,748	3,835,099
Tax and Social Security	2,554,263	2,200,824
Provision for contingent liabilities	841,534	787,837
Other provisions	151,094	163,886
Total	13,035,819	11,804,482
(1) During the second quarter, the Bank revised the methodology and assumptions used to measure mass labor contingencies. This reassessment, adopted prospectively, reflects Management’s best estimate as of the reporting date of the financial statements.

b) Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are integral parties to judicial and administrative proceedings of a fiscal, social security, labor, and civil nature, arising from the normal course of their activities.

The provisions were established based on the nature, complexity, and history of the lawsuits and on the assessment of the loss of the companies' shares based on the opinions of internal and external legal advisors. Banco Santander's policy is to fully provision the value at risk of lawsuits whose assessment is of probable loss.

Management believes that the provisions established are sufficient to cover any potential losses arising from judicial and administrative proceedings as follows:

b.1)Judicial and Administrative Proceedings of a Tax and Social Security Nature

Main judicial and administrative proceedings with probable risk of loss

Banco Santander and its controlled companies are parties to legal and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal advisors, as risk of probable loss.

National Social Security Institute (INSS) - R$ 172 million (31/12/2025 R$ 167 million in Consolidated): Banco Santander and its controlled companies are administratively and judicially disputing the collection of social security contributions and education salary on various payments that, according to legal advisors, are not considered salary.

Service Tax (ISS) - Financial Institutions - R$ 377 million (31/12/2025 R$ 335 million in Consolidated): The Bank and its controlled companies are administratively and judicially disputing the requirement, by several municipalities, to pay ISS on various revenues arising from operations that are not usually classified as the provision of services. In addition, other actions involving ISS, classified as a possible loss risk, are described in Note 10.b.4.

PIS and COFINS - Income on Mandatory Reserve Deposits - R$ 1,322 million (12/31/2025 - R$ 995) at the Bank and R$ 1,322 million (12/31/2025 - R$ 995 million) on a Consolidated basis, and is fully covered by a mass claim. The Company filed a lawsuit seeking to exempt the remuneration earned on compulsory deposits held with the Central Bank of Brazil (BACEN) from PIS and COFINS taxation. In 2024, a favorable court ruling was issued; however, the Brazilian National Treasury (Fazenda Nacional) subsequently appealed the decision.

b.2)Judicial and Administrative Proceedings of a Labor Nature

These are actions filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights that they believe are due, in particular the payment of “overtime” and other labor rights, including processes related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed lawsuits. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

b.3)Judicial and Administrative Proceedings of a Civil Nature

These provisions generally arise from: (1) actions requesting a review of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) actions arising from financing contracts, (3) enforcement actions; and (4) actions for compensation for losses and damages. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed cases. Claims that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Compensation Suits - Refer to compensation for material and/or moral damage, relating to the consumer relationship, mainly dealing with issues relating to credit cards, direct consumer credit, current accounts, billing and loans and other matters. In actions relating to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Economic Plans - They refer to judicial discussions, which plead alleged inflationary purges resulting from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflationary indices supposedly due to Savings Accounts, Judicial Deposits and Term Deposits (CDBs). The actions are provisioned based on the individual assessment of loss carried out by legal advisors.

Banco Santander is also a party to public civil actions on the same matter, filed by consumer protection entities, the Public Prosecutor's Office or Public Defenders' Offices. The constitution of a provision is only made for cases with probable risk, based on requests for individual executions. The issue is still under analysis by the STF. There is jurisprudence in the STF favorable to Banks in relation to an economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

On April 14, 2010, the Superior Court of Justice (STJ) decided that the deadline for filing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Therefore, with this decision, most of the actions, as proposed after the 5-year period, will probably be judged unfounded, reducing the amounts involved. The STJ also decided that the deadline for individual savers to qualify for Public Civil Actions is also 5 years, counting from the final judgment of the respective sentence. Banco Santander believes in the success of the theses defended before these courts due to their content and foundation.

At the end of 2017, the Federal Attorney General's Office (AGU), Bacen, the Consumer Protection Institute (Idec), the Brazilian Savers Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over Economic Plans.

The discussions focused on defining the amount that would be paid to each author, according to the balance in the book on the date of the plan. The total value of payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the index change. The agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes dealing with the issue for the period of validity of the agreement, with the exception of cases in definitive compliance with a sentence.
On March 11, 2020, the agreement was extended by means of an addendum, with the inclusion of actions that only involve the discussion of the Collor I Plan. This extension has a term of 5 years and the approval of the terms of the addendum occurred on the 3rd June 2020.

In May 2025, there was a trial of the Claim of Non-Compliance with Fundamental Precept (ADPF) number 165 recognizing the constitutionality of the Bresser, Verão, Collor I and II plans and guaranteeing savers the receipt of the amounts established in the collective agreement and setting a period of 24 months for new savers to join.

Management considers that the provisions constituted are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

b.4)Contingent Tax, Social Security, Labor, and Civil Liabilities Classified as Possible Risk of Loss

These are judicial and administrative proceedings of a tax and social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and are therefore not provisioned.
Tax actions classified as possible loss totaled R$ 37,815 million in Consolidated (12/31/2025 - R$ 37,518 million in Consolidated), with the main processes being as follows:

PIS and COFINS - Legal actions brought by Banco Santander (Brasil) S.A. and other entities of the Group to rule out the application of Law No. 9.718/98, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all entities' revenues, and not just revenues arising from the provision of services. In relation to the Banco Santander (Brasil) S.A. case, in 2015 the Federal Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Union in relation to PIS, and dismissed the extraordinary appeal filed by the Federal Public Ministry in relation to the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, through General Repercussion, Topic 372 and partially accepted the Federal Union's appeal, establishing the thesis that it applies PIS/COFINS on operating revenues arising from typical activities of financial institutions. With the publication of the ruling, the Bank presented a new appeal in relation to PIS, and is awaiting analysis. Based on the assessment of the legal advisors, the risk prognosis was classified as possible loss, with an outflow of appeal not being likely. As of June 30, 2026, the amount involved is R$ 2,437 million. For other legal actions, the respective PIS and COFINS obligations were established.

INSS on Profit Sharing or Results (PLR) - The Bank and its controlled companies have legal and administrative proceedings arising from questions from the tax authorities, regarding the collection of social security contributions on payments made as a share in profits and results. On June 30, 2026, the value was approximately R$ 12,260 million.

Service Tax (ISS) - Financial Institutions - Banco Santander and its controlled companies are administratively and judicially discussing the requirement, by several municipalities, to pay ISS on various revenues arising from operations that are not usually classified as provision of services. On June 30, 2026, the value was approximately R$ 3,767 million.

Unapproved Compensation - The Bank and its affiliates discuss administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits resulting from overpayment or undue payment. On June 30, 2026, the value was approximately R$ 6,502 million.

Losses in Credit Operations - the Bank and its controlled companies contested the tax assessments issued by the Brazilian Federal Revenue alleging the undue deduction of losses in credit operations from the IRPJ and CSLL calculation bases as they allegedly did not meet the requirements of applicable laws. On June 30, 2026, the value was approximately R$ 1,190 million.

Use of CSLL Tax Loss and Negative Base – Assessment notices drawn up by the Brazilian Federal Revenue Service in 2009 and 2019 for alleged undue compensation of tax losses and negative CSLL basis, as a consequence of tax assessments issued in previous periods. Judgment at the administrative level is awaited. On June 30, 2026, the value was approximately R$ 2,835 million.

Amortization of Goodwill from Banco Sudameris Acquisition - The tax authorities issued tax assessment notices to demand payment of IRPJ and CSLL, including late payment charges, related to the tax deduction of the amortization of the goodwill paid in the acquisition of Banco Sudameris, for the base period from 2007 to 2012. Banco Santander filed its respective administrative defenses. The first period assessed is awaiting analysis of an appeal at CARF. Regarding the period from 2009 to 2012, a lawsuit was filed to discuss the IRPJ portion, due to the unfavorable conclusion in the administrative proceeding. For the CSLL portion of this same period, we request the withdrawal of the Special Appeal filed, aiming to take advantage of the benefits established by Law No. 14,689/2023 (quality vote). Legal action was also taken for the remaining portion. On June 30, 2026, the amount was approximately R$ 860 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor to ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of shares in Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was administratively challenged with. based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The Administrative process ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. An unfavorable decision was made in the first instance, an appeal will be filed with the Court. Banco Santander is responsible for any adverse result in this process as former controller of Zurich Santander Brasil Seguros e Previdência S.A. On June 30, 2026, the amount was approximately R$ 740 million.

IRRF – Foreign Remittance – The Company filed a lawsuit seeking to eliminate the Withholding Income Tax – IRRF, on payments derived from the provision of technology services by companies based abroad, due to the existence of International Treaties signed between Brazil and Chile; Brazil-Mexico and Brazil-Spain, thus avoiding double taxation. A favorable sentence was given and there was an appeal by the National Treasury, to the Federal Regional Court of the 3rd Region, where it awaits judgment. On June 30, 2026, the value was approximately R$ 495 million.

Actions of a labor and civil nature classified as possible losses totaled R$ 1,518 million and R$ 2,108 million, respectively, on a Consolidated basis.

11.Stockholders’ equity

a)Capital Stock

According to the By-Laws, Santander Bank’s share capital may be increased up to the limit of the authorized capital, without requiring an amendment to the By-Laws, upon resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand, ninety) shares, subject to the legal limits established regarding the number of preferred shares. Any capital increase exceeding this limit requires shareholder approval.

The share capital, fully subscribed and paid in, is divided into registered book-entry shares with no par value.

						In Thousands of Shares
			06/30/2026			12/31/2025
	Ordinary	Preferred	Total	Ordinary	Preferred	Total
Country Residents	116,388	142,349	258,737	129,745	155,583	285,328
Residents Abroad	3,702,307	3,537,487	7,239,794	3,688,950	3,524,253	7,213,203
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(5,502)	(5,502)	(11,004)	(13,666)	(13,665)	(27,331)
Total in Circulation	3,813,193	3,674,334	7,487,527	3,805,029	3,666,171	7,471,200

b)Dividends and Interest on Equity

Statutorily, shareholders are guaranteed minimum dividends of 25% of the Net Profit for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

Dividends were calculated and paid in accordance with the Brazilian Corporation Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on profits earned, based on: (i) balance sheets or Profits Reserve existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year do not exceed the value of the Capital Reserves. These dividends are fully allocated to the mandatory dividend.

Below, we present the distribution of Dividends and Interest on Equity made on June 30, 2026 and December 31, 2025:

							06/30/2026
	In Thousands	Reais per Thousands of Shares/Units
	of Reais	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(2)	2,000,000	255.17	280.69	535.86	210.52	231.57	442.09
Interest on Equity (2)(3)	2,000,000	254.62	280.08	534.70	210.06	231.07	441.13
Total	4,000,000
(1) Approved by the Board of Directors on January 9, 2026, paid on February 5, 2026, without any remuneration for monetary adjustment.
(2) Approved by the Board of Directors on April 10, 2026, and paid on May 5, 2026, without any remuneration in respect of monetary adjustment.
(3) Fully offset against the mandatory minimum dividends distributed by the Bank in respect of the fiscal year ending December 31, 2026.

							12/31/2025
	In Thousands	Reais per Thousands of Shares/Units
	of Brazilian Real	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(6)	1,500,000	191.68	210.84	402.52	162.92	179.22	342.14
Interest on Equity (2)(6)	1,500,000	191.39	210.53	401.92	162.68	178.95	341.63

Interest on Equity (3)(6)	2,000,000	255.18	280.70	535.88	216.90	238.59	455.49
Interest on Equity (4)(6)	2,000,000	255.18	280.70	535.88	216.90	238.59	455.49
Interim Dividends (5)(6)	620,000	79.10	87.01	166.11	67.23	73.96	141.19
Total	7,620,000
(1) Approved by the Board of Directors on January 10, 2025, paid on February 12, 2025, without any remuneration for monetary adjustment.
(2) Approved by the Board of Directors on April 10, 2025, paid on May 8, 2025, without any remuneration for monetary adjustment.
(3) Resolved by the Board of Directors on July 10, 2025, paid on August 9, 2025, without any remuneration for monetary adjustment.
(4) Resolved by the Board of Directors on October 10, 2025, paid on November 8, 2025, without any remuneration for monetary adjustment.
(5) Approved by the Board of Directors on December 22, 2025, they will be paid on February 5, 2026, without any remuneration for monetary adjustment.
(6) They were fully allocated to the mandatory minimum dividends distributed by the Bank for the financial year ending December 31, 2025.

c)Profit Reserves

The Net Profit calculated, after deductions and legal provisions, will be allocated as follows:

Legal Reserve

In accordance with Brazilian corporate legislation, 5% for the constitution of the Legal Reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the Capital Stock and can only be used to offset losses or increase capital.

Capital Reserves

The Bank's Capital Reserves are made up of: Goodwill reserve for subscription of shares and other Capital Reserves, and can only be used to absorb losses that exceed Accrued Profits and Profits Reserve; redemption, reimbursement or acquisition of shares issued by us; incorporation into Capital Stock; or payment of dividends to preferred shares in certain circumstances.

Reserve for Dividend Equalization

After the allocation of dividends, the balance, if any, may, upon proposal from the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for dividend equalization, which will be limited to 50% of the value of the Capital Stock. This reserve is intended to guarantee resources for the payment of dividends, including in the form of Interest on Equity, or its anticipations, aiming to maintain the flow of Compensation to shareholders.

d)Treasury Shares
At a meeting held on September 25, 2025, the Board of Directors approved, continuing the Share Buyback Program that expired on August 6, 2025, a new Share Buyback Program for Units and ADRs issued by Banco Santander, directly or through its Cayman Islands branch, for treasury holding or subsequent sale.

The Share Buyback Program covers the acquisition of up to 37,463,447 Units, representing 37,463,447 common shares and 37,463,447 preferred shares, which, as of December 31, 2025, corresponded to approximately 1% of the Bank's share capital. On June 30, 2026, Banco Santander had 370,081,724 common shares and 397,886,134 preferred shares outstanding.

The purpose of the share buyback is (1) to maximize shareholder value creation through efficient management of the capital structure; and (2) to enable the payment of directors, management-level employees and other employees of the Bank and companies under its control, in accordance with the Long-Term Incentive Plans. The term of the Share Buyback Program is up to 18 months from September 26, 2025, ending on March 26, 2027.

			Bank/Consolidated
			In Thousands of Shares
		06/30/2026	12/31/2025
		Quantity	Quantity
		Units	Units
Treasury Shares at the Beginning of the Period		13,666	19,451
Disposals - Share-Based Compensation		(8,164)	(5,785)
Treasury Shares at End of the Period		5,502	13,666
Sub-Total of Treasury Shares in Thousands of Reais	R$	489,369	717,789
Issuance Costs in Thousands of Reais	R$	1,771	1,771
Balance of Treasury Shares in Thousands of Reais	R$	491,140	719,560

Cost/Share Price		Units	Units
Minimum Cost (*)	R$	7.55	7.55

Weighted Average Cost (*)	R$	27.18	27.33
Maximum Cost (*)	R$	49.55	49.55
Share Price	R$	30.64	28.22
(*) Considering since the beginning of operations on the stock exchange.

12.Income Tax

Total income taxes for the six-month period are reconciled with accounting profit as follows:

	01/01 to	01/01 to
	06/30/2026	06/30/2025
Operating Income before Tax	8,104,039	6,604,796
Tax (25% of Income Tax and 20% of Social Contribution)	(3,646,818)	(2,972,158)
PIS and COFINS (net of income tax and social contribution) (1)	(2,387,020)	(2,438,035)
Non - Taxable/Indeductible :
Companies accounted by the equity method	97,182	90,640
Net Indeductible Expenses of Non-Taxable Income (2)	1,088,335	911,058
Adjustments:
IR/CS Constitution on temporary differences	(16,729)	73,964
Interest on equity	1,800,000	1,350,000
CSLL Tax rate differential effect (3)	444,026	456,634
Others Adjustments	761,219	1,062,617
Income tax and Social contribution	(1,859,805)	(1,465,280)
Of which:
Current taxes	(4,524,533)	(4,460,617)
Deferred taxes	2,664,728	2,995,337
Taxes paid in the period	(3,429,786)	(3,845,626)
(1) PIS and COFINS are considered as components of the profit base (net base of certain income and expenses); therefore, and in accordance with IAS 12, they are accounted for as income taxes.
(2) Mainly includes the tax effect on revenues from updates of judicial deposits and other revenues and expenses that do not qualify as temporary differences.
(3) Effect of the difference in the rate for companies that are subject to the social contribution rate of 9%, 15% and 17.5%.

13.Detailing of income accounts

a)Personnel expenses

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Salary	1,674,370	1,827,363	3,503,758	3,697,901
Social security costs	434,396	420,656	817,789	856,022
Benefits	431,339	451,145	845,566	885,037
Defined benefit pension plans	1,345	1,128	2,667	2,487
Contributions to defined contribution pension funds	49,088	42,305	158,846	155,200
Share-based payment costs (1)	65,524	55,296	86,512	83,158
Training	16,122	11,482	31,365	32,522
Other personnel expenses	108,122	126,419	215,679	235,822
Total	2,780,306	2,935,794	5,662,182	5,948,149
(1) It refers to the provision for the bonus referenced in shares.

b)Other Administrative Expenses

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Property, fixtures and supplies	186,998	235,517	356,342	412,107
Technology and systems	1,063,820	644,833	1,936,480	1,371,138
Advertising	113,641	114,202	227,084	233,459
Communications	62,102	67,320	128,520	143,886
Subsistence allowance and travel expenses	52,410	49,735	105,489	104,186
Taxes other than income tax	34,773	39,358	60,874	75,895
Surveillance and cash courier services	85,094	100,754	171,302	206,726
Insurance premiums	6,127	7,474	11,349	13,539
Specialized and technical services	366,376	685,117	868,588	1,210,377
Other administrative expenses	487,399	353,334	1,040,889	759,081
Total	2,458,740	2,297,644	4,906,917	4,530,394

14.Employee Benefit Plan

a)Share-Based Compensation

Banco Santander maintains long-term incentive programs linked to the performance of its instruments, both in Brazil (SANB11) and globally. The plans aim to align the interests of executives and shareholders, promoting a focus on the sustainability of market value and the creation of long-term value. Members of the Executive Board and other executives nominated by the Board of Directors may participate, considering criteria of seniority and strategic impact. Members of the Board of Directors participate only if they hold positions on the Executive Board.

Program	Type of Liquidation	Vesting Period	Exercise / Liquidation Period			01/01 to			01/01 to
						06/30/2026			06/30/2025
Local	Santander Brazil Bank Shares	01/2023 to 01/2027	2025 and 2026	R$		1,375,000	(1)	R$	1,375,000	(1)
		01/2024 to 12/2027	2026 to 2028	R$		200,000	(1)	R$	350,000	(1)
		01/2025 to 12/2028	2026 to 2029	R$		17,465,000	(1)	R$	2,500,000	(1)
		01/2022 to 12/2025	2025	R$		—	(2)	R$	42,940	(2)
		01/2023 to 12/2026	2026	R$		—	(3)	R$	38,267	(3)
		01/2025 to 12/2028	2027 to 2028	R$		171,522	SANB11 (4)	R$	—	SANB11 (4)
Global	Santander Spain Shares and Options	2023		EUR 3,67		—	Global Actions (5)		—	Global Actions (5)
		2023, with a limit for exercising options until 2030				385,956	Global Stock Options (5)		420,394	Global Stock Options (5)
		02/2024		EUR 2,685		—	Global Actions (5)		—	Global Actions (5)
		02/2024, with a limit for exercising options until 02/2029				105,534	Global Stock Options (5)		105,534	Global Stock Options (5)
		2025		EUR 3,104		—	Global Actions (6)		95,786	Global Actions (6)
		2025, with a limit for exercising options until 2030				22,989	Global Stock Options (6)		61,304	Global Stock Options (6)
		2026		EUR 3,088		175,476	Global Actions (7)		175,476	Global Actions (7)
		2026, with a limit for exercising options until 2033				472,469	Global Stock Options (7)		472,469	Global Stock Options (7)
		2027		EUR 63,95		5,512	Global Actions (8)		8,528	Global Actions (8)
		2027, with a limit for exercising options until 2032				55,210	Global Stock Options (8)		80,476	Global Stock Options (8)
		2028		EUR 71,42		1,279	Global Actions (8)		1,866	Global Actions (8)
		2028, with a limit for exercising options until 2033				6,729	Global Stock Options (8)		9,007	Global Stock Options (8)
		2029		EUR 54,14		5,340	Global Actions (9)		5,340	Global Actions (9)
		2030		EUR 61,07		5,745	Global Actions (9)		—
		12/2025, with payment in 2026		R$	28.92	52,037	SANB11		52,037	SANB11
Balance of Plans on June 30, 2026				R$		19,040,000	(1)	R$	4,225,000	(1)
						223,559	SANB11 (2) (3) (4)		133,244	SANB11 (2) (3) (4)
						187,607	Global Actions (5) (6) (7) (8) (9)		286,996	Global Actions (5) (6) (7) (8) (9)
						1,048,887	Global Stock Options (5) (6) (7) (8)		1,149,184	Opções sobre ações Globais (5) (6) (7) (8)
(1) Target amount of the plan in Brazilian Reais, to be settled in SANB11 shares based on the achievement of the plan’s performance indicators at the end of the vesting period, using the average closing price over the last 50 trading days of the month immediately preceding the payment date.
(2) Contracts completed, with the delivery of 42,940 gross shares during the period, in accordance with the conditions established in the plan agreement.
(3) Contracts completed, with the delivery of 29,824 gross shares during the period, in accordance with the conditions established in the plan agreement. A total of 8,443 shares were canceled.
(4) Long-Term Incentive Plans granted during the period, with a target denominated in SANB11 shares.
(5) Target amount of the plan in Global shares and stock options, to be settled in cash at the end of the vesting period, subject to the achievement of the plan’s performance indicators.

Consolidated Condensed Financial Statements | June 30, 2026 | 39

(6) Target amount of the plan in Global shares and stock options, to be settled in cash at the end of the vesting period, subject to the achievement of the plan’s performance indicators.
Cash settlement corresponding to 95,786 shares under the plan was made in March 2026.
(7) Target amount of the plan in Global shares and stock options, to be settled in cash at the end of the vesting period, subject to the achievement of the plan’s performance indicators.
(8) Partial cash settlement of the plan corresponding to the value of the shares and stock options that became vested.
(9) Target amount of the plan in Global shares and stock options, to be settled in cash at the end of the vesting period, subject to the achievement of the plan’s performance indicators.

Global ILP (Long-Term Incentive) Plans

Currently, we have active global plans launched between 2019 and 2025, targeting global stocks and options, whose design includes:

•Clear definition of performance metrics (financial and non-financial);
•Multi-year deferral, ensuring focus on sustainable results;
•Settlement in assets or financial equivalents, in accordance with malus and clawback rules.

This structure aligns with international best practices in compensation governance, reinforcing transparency and capital discipline.

Pricing Model

The measurement of the plans is based on the Local Volatility (Dupire) model, adjusted to incorporate uncertainties in dividends, offering greater accuracy in the fair value estimate. The main parameters considered include:

•Weighted average share price;
•Exercise price;
•Implied and expected volatility;
•Risk-free interest rate;
•Dividend projection.

The options have expiration dates up to 2033, and the exercise price corresponds to the market value on the exercise date, conditional upon achieving the established targets.

Local ILP Plans (Long-Term Incentive)

Local long-term incentive plans may be granted in accordance with the strategy of new companies in the group or specific businesses, generally with a vesting period of 3 (three) years.

Each plan has a specific contract, and its calculation and payment must be approved by the established governance body, observing local and global regulatory resolutions.
Each participant's reference value will be converted into SANB11 shares, typically based on the price of the last 30 trading sessions of the month immediately preceding the plan payment.

At the end of the vesting period, payment, whether of the resulting shares in the case of local plans or of the value equivalent to the shares/options in the case of global plans, is made with a restriction of 1 (one) year, and this payment is still subject to the application of Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks, or in cases of material failure to comply with the requirements for financial reporting, in accordance with Section 10D of the Exchange Act (SEC), applicable to companies with shares listed on the NYSE.

Consolidated Condensed Financial Statements | June 30, 2026 | 40

a.1)Impact on the Result
The impacts on the result are recognized linearly during the vesting period under Personnel Expenses, as follows:

		Consolidated
		01/01 to	01/01 to
		06/30/2026	06/30/2025
Program	Type of Liquidation
Local	Santander Shares (Brazil)	12,665	3,477
Global	Global Stocks and Options	1,875	3,169

a.2) Variable Remuneration Referenced to Shares

The long-term incentive plan (Deferral) determines the requirements for payment of future deferred installments of variable remuneration, considering the sustainable long-term financial bases, including the possibility of applying reductions or cancellations based on the risks assumed and fluctuations in the cost of capital.

Banco Santander's share-linked variable compensation plan is divided into 2 (two) programs: (i) Identified Group, which includes members of the Executive Committee, Statutory Directors, and other executives who assume significant and responsible risks in the control areas; and (ii) Other Employees, with variable compensation above the minimum amount established by policy. The deferral for both groups is 50% in cash indexed to 100% of the CDI rate and 50% in instruments. The impacts on the result are accounted for under Personnel Expenses, as follows:

Program	Participant	Liquidity Type	01/01 to	01/01 to
			06/30/2026	06/30/2025
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	129,455	134,521
Unidentified Collective	Other employees with variable remuneration above a minimum expected value	50% in cash indexed to 100% of the CDI and 50% instruments	97,445	102,797

Consolidated Condensed Financial Statements | June 30, 2026 | 41

15.Operating segments

According to IFRS 8, an operating segment is a component of an entity:
(a)That operates in activities from which it may obtain income and incur expenses (including income and expenses related to operations with other components of the same entity);
(b)Whose operating results are regularly reviewed by the entity's main person responsible for operational decisions related to the allocation of resources to the segment and the evaluation of its performance; It is
(c)For which distinct financial information is available.

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Bank
• Global Wholesale Bank

The Bank has two segments, the commercial segment that includes individuals and legal entities (except for global corporate clients, which are treated in the Global Wholesale Banking segment) and the Global Wholesale Banking segment, which includes Investment Banking and Markets, including treasury and equity trading departments.

The Bank operates in Brazil and abroad, through the Cayman and Luxembourg branches, with Brazilian clients and, therefore, does not have geographic segmentation.

The Income Statements and other significant data are as follows:

			01/01 to			01/01 to
			06/30/2026			06/30/2025
(Condensed) Income Statement	Commercial bank	Global Wholesale Bank	Total	Commercial bank	Global Wholesale Bank	Total
NET INCOME WITH INTEREST	28,796,880	3,113,387	31,910,267	27,164,420	2,596,167	29,760,587
Income from equity instruments	2,948	27,895	30,843	4,734	41,654	46,388
Equity equivalence result	179,280	36,680	215,960	169,646	31,777	201,423
Net revenue from fees and commissions	7,214,865	1,060,706	8,275,571	7,404,938	1,000,977	8,405,915
Gains/(losses) on financial assets and liabilities and exchange rate variations (1)	(3,560,786)	1,496,195	(2,064,591)	(1,707,218)	1,757,800	50,582
Other operating income (expenses)	(435,897)	(53,231)	(489,128)	(255,213)	(53,446)	(308,659)
TOTAL REVENUES	32,197,290	5,681,632	37,878,922	32,781,307	5,374,929	38,156,236
Personnel expenses	(5,047,101)	(615,081)	(5,662,182)	(5,389,266)	(558,883)	(5,948,149)
Other administrative expenses	(4,354,387)	(552,530)	(4,906,917)	(4,015,445)	(514,942)	(4,530,387)
Depreciation and amortization	(1,203,968)	(119,069)	(1,323,037)	(1,248,698)	(75,955)	(1,324,653)
Provisions (net)	(3,433,437)	(34,960)	(3,468,397)	(2,335,371)	53,490	(2,281,881)
Losses on financial assets (net)	(13,825,351)	(633,556)	(14,458,907)	(17,139,144)	(249,014)	(17,388,158)
Losses on other assets (net)	(20,763)	(460)	(21,223)	(177,958)	(4)	(177,962)
Other financial gains/(losses)	65,779	-	65,779	99,750	-	99,750
OPERATING RESULT BEFORE TAXATION (1)	4,378,062	3,725,976	8,104,038	2,575,175	4,029,621	6,604,796
Currency Hedge (1)	(184,317)	—	(184,317)	—	—	—
ADJUSTED OPERATING RESULT BEFORE TAXATION (1)	4,193,745	3,725,976	7,919,721	2,575,175	4,029,621	6,604,796
(1) Includes, at Banco Comercial, the exchange rate hedge of the dollar investment (a strategy to mitigate the tax and exchange rate variation effects of offshore investments on net income), the result of which is recorded in “Gains (losses) on financial assets and liabilities” and fully offset in the Taxes line.

	06/30/2026			12/31/2025
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,204,486,157	86,072,758	1,290,558,915	1,180,389,914	89,639,551	1,270,029,465
Loans and advances to customers	485,318,875	72,867,320	558,186,195	484,676,332	79,872,224	564,548,556
Customer deposits	504,478,352	116,900,436	621,378,788	475,642,024	117,686,772	593,328,796

16.Related party transactions

The Bank's related parties include, in addition to its controlled, affiliated and jointly controlled companies, the key personnel of the Bank's Management and entities over which such key personnel may exercise significant influence or control.

Santander has a Related Party Transactions Policy approved by the Board of Directors, which aims to ensure that all transactions specified in the policy are carried out with the interests of Banco Santander and its shareholders in mind. The policy defines powers for approval of certain transactions by the Board of Directors. The established rules are also applied to all employees and administrators of Banco Santander and its subsidiaries.

Operations and remuneration for services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater than normal collection risks or present other disadvantages.

a)Compensation

For the period from January to December 2026, the total compensation proposed by management for the company's officers and directors (Board of Directors and Executive Management) is up to R$ 600,000,000.00 (six hundred million Brazilian reais), encompassing fixed compensation, variable compensation, and share-based compensation. The proposal was approved at the Annual General Meeting (AGM) held on April 29, 2026.

i)Short and long-term benefits

The Bank, like Banco Santander Spain and other subsidiaries within the Santander Group, has long-term remuneration programs linked to the market price performance of its shares, based on the achievement of targets.

The following table shows the Salaries and Fees of the Board of Directors and Executive Board:

	01/01 to	01/01 to
	06/30/2026	06/30/2025
Fixed Compensation	77,743	71,103
Variable Compensation - in cash	80,367	72,294
Variable Compensation - in shares	68,121	62,940
Others	60,737	55,973
Total Short-Term Benefits	286,968	262,310
Variable Compensation - in cash	112,715	103,952
Variable Compensation - in shares	95,520	92,048
Total Long-Term Benefits	208,235	196,000
Total	495,203	458,310

Additionally, in the semester ending June 30, 2026, charges were collected on management remuneration in the amount of R$ 23,905 (June 30, 2025 - R$$22,377).

ii)Agreement termination

The termination of the employment relationship with administrators, in the event of non-compliance with obligations or by the contractor's own will, does not entitle them to any financial compensation and their benefits may be discontinued.

b)Credit Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with current legislation regarding articles 6 and 7 of CMN Resolution No. 4,693/18, article 34 of the “Corporations Law” and Santander's Policy for Transactions with Related Parties, published on the Investor Relations website, that is, carried out at values, terms and average rates usual in the market, in force on the respective dates, and under commutativity conditions, with the following being considered related parties:

(1) its controllers, natural or legal persons, under the terms of art. 116 of the Corporations Law;
(2) its directors and members of statutory or contractual bodies;

(3) in relation to the persons mentioned in items (i) and (ii), their spouse, partner and relatives, by blood or marriage, up to the second degree;
(4) natural persons with qualified equity interest in its capital;
(5) legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified equity interest;
(6) legal entities in which a Santander Financial Institution has effective operational control or preponderance in deliberations, regardless of the equity interest; and
(7) legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

c) Shareholding

The following table shows the direct shareholding (common and preferred shares) on June 30, 2026 and December 31, 2025:

						Shares in Thousands
						06/30/2026
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,755	42.3%
Banco Santander, S.A. (1)	2,696	0.1%	-	0%	2,696	0%
Directors (*)	2,941	0.1%	2,941	0.1%	5,882	0.1%
Others	370,082	9.7%	397,886	10.8%	767,968	10.2%
Total in Circulation	3,813,193	99.9%	3,674,334	99.9%	7,487,528	99.9%
Treasury Shares	5,502	0.1%	5,502	0.2%	11,004	0.2%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	370,082	9.7%	397,886	10.8%	767,968	10.2%

						Shares in Thousands
						12/31/2025
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	3,083	0.1%	3,083	0.1%	6,167	0.1%
Others	361,775	9.5%	389,579	10.6%	751,354	10.0%
Total in Circulation	3,805,028	99.6%	3,666,169	99.6%	7,471,199	99.6%
Treasury Shares	13,666	0.4%	13,666	0.4%	27,332	0.4%
Total	3,818,694	100.0%	3,679,837	100.0%	7,498,531	100.0%
"Free Float" (2)	361,775	9.5%	389,579	10.6%	751,354	10.0%
(1)Companies of the Santander Spain Group.
(2)Composed of Employees and Others.
(*) None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

d)Transactions with related parties

The following table presents the transactions that occurred between the companies in the group:

	Parent (1)		Joint-controlled companies and Other Related Party (2)		Key Management Personnel (3)		Total
	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Assets	20,607,609	14,794,190	30,230,770	29,515,608	123,666	129,098	50,962,045	44,438,896
Derivatives Measured At Fair Value Through Profit Or Loss, Net	2,869,325	3,927,271	-	-	45,338	6,711	2,914,663	3,933,982
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	17,548,980	10,865,422	142,097	156,837	-	-	17,691,077	11,022,259
Loans and other values with customers	-	-	29,439,483	28,767,276	52,641	94,320	29,492,124	28,861,596
Other Assets	189,304	1,497	649,190	591,495	-	-	838,494	592,992
Warranties and Limits	-	-	-	-	25,687	28,067	25,687	28,067
Liabilities	(6,062,370)	(3,932,658)	(12,303,829)	(12,442,585)	(232,657)	(332,401)	(18,598,856)	(16,707,644)
Deposits from credit institutions	(6,053,498)	(3,909,005)	(1,035,585)	(750,775)	-	-	(7,089,083)	(4,659,780)
Customer deposits	-	-	(3,358,474)	(2,623,152)	(107,718)	(72,459)	(3,466,192)	(2,695,611)
Other Liabilities - Dividends and Interest on Capital Payable	-	(181)	(6,985,553)	(8,276,298)	-	-	(6,985,553)	(8,276,479)
Other Liabilities	(8,872)	(23,472)	(924,217)	(792,360)	(124,938)	(259,942)	(1,058,027)	(1,075,774)

	01/01 to 06/30/2026	01/01 to 06/30/2025	01/01 to 06/30/2026	01/01 to 06/30/2025	01/01 to 06/30/2026	01/01 to 06/30/2025	01/01 to 06/30/2026	01/01 to 06/30/2025
Income	1,903,161	3,258,290	(195,388)	199,313	(395)	(259,596)	1,707,378	3,198,007
Interest and similar income - Loans and amounts due from credit institutions	62,910	105,113	142,497	1,763	210	3,381	205,617	110,257
Warranties and Limits	-	-	-	-	3	12	3	12
Interest expense and similar charges	(73,548)	(30,113)	(141,079)	(138,798)	(634)	(263,188)	(215,261)	(432,099)
Fee and commission income (expense)	(17,720)	(441)	669,519	612,254	-	198	651,799	612,011
Gains (losses) on financial assets and liabilities and exchange differences (net)	1,953,107	3,333,457	-	23,378	26	-	1,953,133	3,356,835
Other operating income (expenses)	-	-	55,508	87,730	-	-	55,508	87,730
Administrative expenses and amortization	(21,588)	(149,726)	(921,833)	(387,014)	-	-	(943,421)	(536,740)
(1) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1), through the subsidiaries GES and Sterrebeeck B.V.
(2) Companies listed in note 5.
(3) Refers to the registration in clearing accounts of Guarantees and Limits for credit operations with Key Management Personnel.

17.Value of financial assets and liabilities

According to IFRS 13, the measurement of fair value using a fair value hierarchy that reflects the model used in the measurement process must be in accordance with the following hierarchical levels:

Level 1: determined based on public price quotations (unadjusted) in active markets for identical assets and liabilities, including public debt securities, shares, listed derivatives.

Level 2: derived from data other than quoted prices included in Level 1 that are observable for the asset or liability, directly (as prices) or indirectly (derived from prices).

Level 3: are derived from valuation techniques that include data for assets or liabilities that are not based on observable market variables (unobservable data).

Financial Assets and Liabilities measured at fair value in profit or loss or through Other Comprehensive Income

Level 1: highly liquid bonds and securities with observable prices in an active market are classified at level 1. Most Brazilian Government Securities were classified at this level (mainly LTN, LFT, NTN-B and NTN-F), shares on the stock exchange and other securities traded on the active market.

Level 2: When quoted market prices are not observable, Management uses its own internal models to make its best estimate of the price that would be established by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions involving the same or similar instruments, or can be measured using a valuation technique whose inputs consist solely of observable market data, particularly interest rates. At Level 2, they are classified primarily by Central Bank of Brazil reserves (repurchase agreements).

Level 3: When information is not based on observable market data, Banco Santander uses internally developed models to appropriately measure the fair value of these instruments. At Level 3, they are classified primarily by government bonds (NTN-C).

Derivatives

Level 1: derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: for Derivatives traded over the counter, for the evaluation of financial instruments (basically swaps and options), observable market data is normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity.

When pricing the financial instruments mentioned, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values using curves market).

Level 3: The derivatives that are not traded on an exchange and for which observable information is not available in an active market are classified as Level 3 and some structured derivatives are composed of them.

The following table shows a summary of the fair values of financial assets and liabilities in the period ended June 30, 2026 and December 31, 2025, classified based on the various measurement methods adopted by the Bank to determine their fair value.

				06/30/2026
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	91,163,483	150,869,916	3,043,448	245,076,847
Debt instruments	86,090,169	18,601,470	932,190	105,623,829
Equity instruments	5,073,314	-	373,851	5,447,165
Derivatives	-	26,178,432	955,590	27,134,022
Loans and advance to customers	-	4,508,631	781,817	5,290,448
Balances with The Brazilian Central Bank	-	101,581,383	-	101,581,383
Financial Assets Measured At Fair Value Through Other Comprehensive Income	57,742,683	225,600	4,110,867	62,079,150
Debt instruments	57,742,667	225,600	4,108,715	62,076,982
Equity instruments	16	-	2,152	2,168
Derivatives Used as Hedge Accounting (Asset)	-	41,989	-	41,989
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	72,032,273	1,169,732	73,202,005
Trading derivatives	-	21,325,960	1,169,732	22,495,692
Short positions	-	50,252,044	—	50,252,044
Debt liabilities	-	454,269	—	454,269
Derivatives Used as Hedge Accounting (Liability)	-	14,753	—	14,753

				12/31/2025
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	84,368,028	174,725,164	3,313,957	262,407,149
Debt instruments	79,505,635	14,889,571	1,150,820	95,546,026
Equity instruments	4,862,393	-	-	4,862,393
Derivatives	-	64,266,589	1,323,617	65,590,206
Loans and advance to customers	-	5,574,067	839,520	6,413,587
Balances with The Brazilian Central Bank	-	89,994,937	-	89,994,937
Financial Assets Measured At Fair Value Through Other Comprehensive Income	65,444,645	-	4,001,938	69,446,583
Debt instruments	65,444,625	-	3,909,595	69,354,220
Equity instruments	20	-	92,343	92,363
Derivatives Used as Hedge Accounting (Asset)	-	217,492	-	217,492
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	110,545,164	1,926,147	112,471,311
Trading derivatives	-	57,901,839	1,926,147	59,827,986
Short positions	-	49,380,059	-	49,380,059
Debt liabilities	-	3,263,266	-	3,263,266
Derivatives Used as Hedge Accounting (Liability)	-	184,005	-	184,005

Level 3 Fair Value Movements

The following tables demonstrate the movements that occurred during the semesters from June 30, 2026 to 2025 for financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers in and/or Out of Level 3	Additions/ Low	Fair value
	12/31/2025				06/30/2026
Financial assets measured at fair value through profit or loss	3,313,957	(203,246)	212,995	(280,258)	3,043,448
Financial assets measured at fair value through other comprehensive income	4,001,938	108,929	-	-	4,110,867
Financial liabilities measured at fair value through profit or loss	1,926,147	(255,506)	(85,769)	(415,140)	1,169,732

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers in and/or Out of Level 3	Additions/ Low	Fair value
	12/31/2024				06/30/2025
Financial assets measured at fair value through profit or loss	7,123,218	(284,717)	(825,923)	(3,868,243)	2,144,335
Financial assets measured at fair value through other comprehensive income	3,438,024	(101,325)	(108,237)	(58,356)	3,170,106
Financial liabilities measured at fair value through profit or loss	509,368	187,390	(305,806)	(267,576)	123,376

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined based on changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, as these credit default swaps better reflect the market's assessment of the credit risks for a specific financial asset. When such prices are not observable, changes in fair value attributable to changes in credit risk are determined as the total amount of changes in fair value not attributable to changes in the basic interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of the changes attributable to credit risk, as it estimates the margin change above the reference value that the market may require for the financial asset.

Financial assets and liabilities not measured at fair value

The Bank's financial assets are measured at fair value in the consolidated balance sheet, except financial assets measured at amortized cost.

In the same sense, the Bank's financial liabilities - except financial liabilities for trading and those measured at fair value - are valued at amortized cost in the consolidated balance sheet.

i) Financial assets measured at other than fair value

Below we present a comparison between the carrying amounts of the Bank's financial liabilities at amortized cost measured at an amount other than fair value and their respective fair values on June 30, 2026 and December 31, 2025:

					06/30/2026
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash	28,089,594	28,089,594	-	28,089,594	-
Financial assets at amortized cost:
Loans and amounts due from credit institutions	61,588,546	61,588,546	-	30,689,805	30,898,741
Loans and advances to customers	552,895,747	553,196,117	-	-	553,196,117
Financial assets measured at amortized cost - Debt instruments	126,307,680	125,063,247	63,028,071	-	62,035,176
Balances with The Brazilian Central Bank	90,984,456	90,984,456	-	90,984,456	-
Total	859,866,023	858,921,960	63,028,071	149,763,855	646,130,034

					12/31/2025
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash	20,232,729	20,232,729	-	20,232,729	-
Financial assets at amortized cost:
Loans and amounts due from credit institutions	35,947,923	35,947,923	-	20,311,427	15,636,496
Loans and advances to customers	558,134,969	558,401,338	-	-	558,401,338
Financial assets measured at amortized cost - Debt instruments	114,708,615	114,803,683	53,703,410	2,426	61,097,847
Balances with The Brazilian Central Bank	91,754,315	91,754,315	-	91,754,315	-
Total	820,778,551	821,139,988	53,703,410	132,300,897	635,135,681

ii) Financial liabilities measured at other than fair value

Below we present a comparison between the carrying values of the Bank's financial liabilities measured at a value other than fair value and their respective fair values on June 30, 2026 and December 31, 2025:

					06/30/2026
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	160,962,783	160,962,783	-	25,304,346	135,658,437
Customer deposits	621,378,788	621,378,788	—	92,319,040	529,059,748
Marketable debt securities	156,704,844	153,831,847	—	—	153,831,847
Debt instruments eligible capital	31,657,370	31,657,370	—	—	31,657,370
Other financial liabilities	81,085,913	81,085,913	—	—	81,085,913
Total	1,051,789,698	1,048,916,701	—	117,623,386	931,293,315

					12/31/2025
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	146,867,521	146,867,521	-	25,279,956	121,587,565
Customer deposits	593,328,796	593,328,796	—	76,561,726	516,767,070
Marketable debt securities	156,662,290	159,163,562	—	—	159,163,562
Debt instruments eligible capital	28,113,937	28,113,937	—	—	28,113,937
Other financial liabilities	67,414,002	67,414,002	—	—	67,414,002
Total	992,386,546	994,887,818	—	101,841,682	893,046,136

The methods and assumptions used to estimate fair value are defined below:
Loans and other amounts with credit institutions and customers – The fair value is estimated by groups of similar credit operations. The fair value of the loans was determined by discounting the cash flows using the interest rates of the new contracts. That is, the future cash flow of the current credit portfolio is estimated based on contractual rates, and then spreads based on new loans are incorporated into the risk-free yield curve in order to calculate the value fairness of the credit portfolio. In terms of behavioral hypotheses, it is important to highlight that the prepayment rate is applied to the credit portfolio.

Deposits from the Central Bank of Brazil and deposits from credit institutions and customers – The fair value of deposits was calculated by discounting the difference between cash flows under contractual conditions and the rates currently practiced in the market for instruments with similar maturities. The fair value of variable rate term deposits was considered to be close to their book value.

Obligations for bonds and securities – The fair values of these items were estimated by calculating discounted cash flow using interest rates offered in the market for obligations with similar terms and maturities.

Debt Instruments Eligible for Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to the fair value.

Other financial liabilities – according to the explanatory note, substantially include amounts to be transferred arising from credit card operations, transactions pending settlement and dividends and interest on equity payable, whose book value is similar to its fair value.

The evaluation techniques used to estimate each level are defined in Note 1.c.3.1.i.

18.Other disclosures

a)Derivative Financial Instruments

The main risk factors of the Derivative instruments assumed are related to exchange rates, interest rates and variable income. In managing this and other market risk factors, practices are used that include measuring and monitoring the use of limits previously defined in internal committees, the value at risk of portfolios, sensitivities to fluctuations in interest rates, exposure exchange rate, liquidity gaps, among other practices that allow the control and monitoring of risks, which can affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, with the use of operations involving Derivative instruments, to optimize the risk-benefit relationship even in situations of great volatility.

The fair value of Derivatives financial instruments is determined through market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for exchange-traded Derivatives or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For Derivatives that do not have prices directly published by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. From these prices, interest curves and market volatilities are extracted, which serve as input data for the models.

I) Summary of Derivative Financial Instruments

Below, composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by its market value:

	06/30/2026		12/31/2025
	Assets	Liabilities	Assets	Liabilities
Swap Differentials Receivable	12,845,918	12,937,649	11,595,591	11,893,221
Option Premiums to Exercise	5,202,599	5,682,469	6,312,487	5,970,844
Forward Contracts and Other	9,127,494	3,890,327	47,899,620	42,147,926
Total	27,176,011	22,510,445	65,807,698	60,011,991

II) Derivative Financial Instruments Registered in Clearing and Equity Accounts

			06/30/2026			12/31/2025

Trading	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value
Swap	981,046,973	(908,254)	(91,731)	1,091,352,145	(2,221,515)	(297,630)
Asset	476,637,303	8,064,957	12,845,918	544,480,673	9,298,735	11,595,591
Fees	342,165,398	3,278,986	5,607,187	424,253,131	6,039,353	6,846,017
Foreign Currency	132,041,478	4,785,971	7,229,911	118,489,312	3,257,875	4,746,233
Others	2,430,427	-	8,820	1,738,230	1,507	3,341
Liabilities	504,409,670	(8,973,211)	(12,937,649)	546,871,472	(11,520,250)	(11,893,221)
Fees	460,139,210	(7,690,162)	(11,123,430)	510,279,375	(10,369,508)	(10,349,447)
Foreign Currency	41,925,163	(1,280,323)	(1,290,028)	35,498,945	(1,150,742)	(1,353,372)
Others	2,345,297	(2,726)	(524,191)	1,093,152	-	(190,402)
Options	567,022,194	(2,772,958)	(479,869)	724,241,728	(2,364,529)	341,643
Purchased Position	268,699,708	4,532,549	5,202,599	300,697,253	4,436,345	6,312,487
Call Option - Foreign Currency	35,729,501	2,739,946	2,768,810	20,042,978	2,152,833	2,066,252
Put Option - Foreign Currency	19,546,723	920,504	1,212,547	15,954,554	855,034	900,935
Call Option - Other	35,568,725	526,495	1,152,197	12,400,038	887,741	3,216,466
Interbank Market	6,637,418	268,161	434,814	5,677,984	555,307	2,287,818
Interest Rate Risk Options	28,931,307	258,334	717,383	6,722,054	332,434	928,648
Put Option - Other	177,854,759	345,604	69,045	252,299,683	540,737	128,834
Interbank Market	516,255	58,764	62,788	204,462	113,366	74,030
Interest Rate Risk Options	177,338,504	286,840	6,257	252,095,221	427,371	54,804
Sold Position	298,322,486	(7,305,507)	(5,682,469)	423,544,475	(6,800,874)	(5,970,844)
Call Option - US Dollar	19,402,528	(950,669)	(952,684)	11,780,868	(629,651)	(430,424)
Put Option - US Dollar	10,903,345	(630,089)	(790,967)	12,130,582	(637,961)	(681,040)
Call Option - Other	74,512,220	(4,824,498)	(3,033,702)	90,098,059	(4,452,630)	(3,443,887)
Interbank Market	29,768,868	(3,008,798)	(2,022,055)	25,152,891	(2,505,829)	(1,845,726)
Interest Rate Risk Options	44,743,352	(1,815,700)	(1,011,647)	64,945,168	(1,946,801)	(1,598,161)
Put Option - Other	193,504,393	(900,251)	(905,116)	309,534,966	(1,080,632)	(1,415,493)
Interbank Market	1,159,455	(138,477)	(16,673)	2,860,119	(239,648)	(507,171)
Interest Rate Risk Options	192,344,938	(761,774)	(888,443)	306,674,847	(840,984)	(908,322)
Futures Contracts	713,134,270	-	-	567,709,896	-	-
Purchased Position	370,747,549	-	-	283,663,279	-	-
Exchange Coupon (DDI)	120,221,796	-	-	95,881,997	-	-
Interest Rates (DI1 and DIA)	150,104,875	-	-	160,220,757	-	-
Foreign Currency	94,436,501	-	-	21,182,934	-	-
Indexes (3)	1,889,718	-	-	3,206,380	-	-

Treasury Bonds/Notes	4,094,659	-	-	3,171,211	-	-
Sold Position	342,386,721	-	-	284,046,617	-	-
Exchange Coupon (DDI)	120,221,796	-	-	95,902,371	-	-
Interest Rates (DI1 and DIA)	150,104,875	-	-	160,220,757	-	-
Foreign Currency	67,231,738	-	-	21,545,898	-	-
Indexes (3)	1,889,718	-	-	3,206,380	-	-
Treasury Bonds/Notes	2,938,594	-	-	3,171,211	-	-
Forward Contracts and Other	539,368,882	(11,089,628)	5,237,167	480,123,205	(37,395,965)	5,751,694
Purchased Position	264,139,627	6,455,714	9,127,494	221,363,620	5,957,072	47,899,620
Currencies	200,937,273	5,963,316	7,913,913	154,265,360	5,618,233	8,490,694
Other	63,202,354	492,398	1,213,581	67,098,260	338,839	39,408,926
Sold Position	275,229,255	(17,545,342)	(3,890,327)	258,759,585	(43,353,037)	(42,147,926)
Currencies	212,031,417	(17,057,460)	(3,602,292)	191,491,609	(42,844,482)	(2,513,427)
Other	63,197,838	(487,882)	(288,035)	67,267,976	(508,555)	(39,634,499)
(1) Nominal value of updated contracts.
(2) Includes index options, mainly options involving US Treasury, stocks and stock indices.
(3) Includes Bovespa and S&P indices.

III) Derivatives Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Notional
					By Counterparty			By Maturity		By Market Trading
				06/30/2026	12/31/2025			06/30/2026		06/30/2026
		Related	Financial			Up to	From 3 to	Over	Stock exchange (2)	Over the counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months
Swap	277,268,513	420,143,352	283,635,108	981,046,973	1,091,352,145	42,118,738	184,711,554	754,216,681	92,235,489	888,811,484
Options	86,210,042	14,594,185	466,217,967	567,022,194	724,241,728	203,965,879	250,469,782	112,586,533	413,295,258	153,726,936
Futures Contracts	2,809,772	1,232,031	709,092,467	713,134,270	567,709,896	264,104,774	227,743,643	221,285,853	711,902,239	1,232,031
Forward Contracts and Other	108,279,310	323,491,667	107,597,905	539,368,882	480,123,205	249,094,823	166,876,210	123,397,849	40,821,414	498,547,468
(1) Includes operations that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodity exchanges.
(2) Includes values traded on B3.
(3) It consists of operations that are included in registration chambers, in accordance with Bacen regulations.

IV) Accounting Hedge

The Bank, in the normal course of its operations, is exposed to market risks that generate accounting asymmetries or volatility in its accounting results. To eliminate these asymmetries or reduce volatility, the Bank uses Derivative financial instrument contracts (Swap and Futures) that are designated as fair value or cash flow Hedge Accounting structures.

IV.I) Fair Value Hedge
The Bank’s fair value hedging strategy aims to protect the fair value of assets and liabilities against fluctuations in benchmark interest rates (CDI, SELIC, SOFR) and fixed rates, currency fluctuations (foreign exchange risk), and/or price index fluctuations (IPCA). The Bank monitors each hedging structure by assessing its effectiveness in accordance with IFRS 9.

						06/30/2026
Strategies	Book Value		Notional		Adjustment to Fair Value
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	1,618,549	1,673,960	1,533,450	1,533,450	85,099	140,510
Hedge of Credit Operations	1,104,343	1,158,611	1,035,320	1,035,320	69,023	123,291
Hedge of Securities	514,206	515,349	498,130	498,130	16,076	17,219
Futures Contracts	54,421,525	54,236,882	53,917,530	53,690,237	503,995	546,645
Hedge of Credit Operations	6,769,229	6,761,147	6,637,870	6,604,708	131,359	156,439
Hedge of Securities	42,273,160	42,564,550	42,225,802	42,498,951	47,358	65,599
Funding Hedge	5,379,136	4,911,185	5,053,858	4,586,578	325,278	324,607

						12/31/2025
Strategies	Book Value		Notional		Adjustment to Fair Value
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	1,772,953	1,772,396	1,664,551	1,664,551	108,402	107,845
Hedge of Credit Operations	1,206,323	1,208,934	1,166,421	1,166,421	39,902	42,513
Hedge of Securities	566,630	563,462	498,130	498,130	68,500	65,332
Futures Contracts	62,479,883	58,971,531	61,963,365	58,383,294	516,518	588,237
Hedge of Credit Operations	1,734,576	1,580,811	1,565,217	1,384,510	169,359	196,301
Hedge of Securities	55,187,708	52,690,842	55,116,924	52,602,490	70,784	88,352
Funding Hedge	5,557,599	4,699,878	5,281,224	4,396,294	276,375	303,584
(1) Credit values refer to active operations and debit operations to passive operations.

				06/30/2026	12/31/2025
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Fair Value Hedge
Swap Contracts	1,035,320	-	498,130	1,533,450	1,664,551
Credit Operations Hedge	1,035,320	-	-	1,035,320	1,166,421
Hedge of Securities	-	-	498,130	498,130	498,130
Futures Contracts	5,341,443	17,180,425	31,168,369	53,690,237	58,383,294
Credit Operations Hedge	944,601	4,749,414	910,693	6,604,708	1,384,510
Hedge of Securities	3,015,605	12,205,899	27,277,447	42,498,951	52,602,490
Hedge of Funding	1,381,237	225,112	2,980,229	4,586,578	4,396,294

IV.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized assets and liabilities and changes of exchange rates of unrecognized assets and liabilities.

In cash flow hedges, the effective portion of the change in the value of the hedging instrument is temporarily recognized in equity under the caption “Other Comprehensive Income – cash flow hedges” until the expected transactions occur, when that portion is then recognized in the consolidated statements of income, except that, if the expected transactions result in the recognition of non-financial assets or liabilities, that portion will be included in the cost of the financial asset or liability.

	06/30/2026	12/31/2025
Hedge Structure	Effective Portion Accumulated	Effective Portion Accumulated
Cash Flow Hedge
CDB	55,120	(367,808)
Total	55,120	(367,808)

						06/30/2026
Strategies	Book Value		Notional		Adjustment to Value Market
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Futures Contracts	85,254,442	85,190,475	85,317,560	85,270,900	(63,118)	(80,425)
Hedge of Securities	622,044	264,455	746,660	400,000	(124,616)	(135,545)
Funding Hedge	84,632,398	84,926,020	84,570,900	84,870,900	61,498	55,120

						12/31/2025
Strategies	Book Value		Notional		Adjustment to Value Market
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Futures Contracts	75,691,789	76,698,781	76,258,560	76,698,781	(566,771)	(626,619)
Hedge of Securities	5,803,656	6,864,200	6,048,160	6,864,200	(244,504)	(250,800)
Funding Hedge	69,888,133	69,834,581	70,210,400	69,834,581	(322,267)	(375,819)
(*) The Bank has cash flow hedging strategies, the objects of which are assets in its portfolio, which is why we demonstrate the passive side of the respective instruments. For structures whose instruments are futures, we demonstrate the notional balance, recorded in a clearing account.
(1) Credit values refer to active operations and debt operations to passive operations.

				06/30/2026	12/31/2025
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Futures Contracts	8,325,000	28,034,600	48,911,300	85,270,900	77,325,400
Securities Hedge	-	-	400,000	400,000	7,115,000
Hedge of Funding	8,325,000	28,034,600	48,511,300	84,870,900	70,210,400

V) Credit Derivatives Information

Banco Santander uses credit derivatives with the aim of managing counterparty risk and meeting the demands of its customers, carrying out purchase and sale protection operations through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk.

Credit Default Swaps – CDS

These are credit derivatives where, upon the occurrence of a credit event, the protection buyer has the right to receive from the protection seller the equivalent of the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the contract settlement date. In return, the seller receives remuneration for selling the protection.

Below, composition of the Credit Derivatives portfolio demonstrated by its reference value and effect on the calculation of Required Net Equity (PLE)

		Notional
	06/30/2026	12/31/2025
	Transferred Risk - Credit Swap	Transferred Risk - Credit Swap
Credit Swaps	8,479,082	7,950,397
Total	8,479,082	7,950,397
During the semester, there was no retained risk related to total return swaps.
During the semester, there was no credit event related to taxable events provided for in the contracts.

		06/30/2026		12/31/2025
Gross Exposure	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	8,479,082	8,479,082	7,950,397	7,950,397
Per Risk Classification: Below Investment Grade	8,479,082	8,479,082	7,950,397	7,950,397
Per Reference Entity: Brazilian Government	8,479,082	8,479,082	7,950,397	7,950,397

VI) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin provided as collateral for transactions traded on B3 (the current corporate name of BM&F Bovespa) with proprietary and third-party derivative financial instruments is composed mostly of federal government bonds.

	06/30/2026	12/31/2025
Financial Treasury Bill - LFT	13,513,379	18,735,636
National Treasury Bill - LTN	19,290,954	15,971,113
National Treasury Notes - NTN	2,203,563	7,063,913
Total	35,007,896	41,770,662

b)Operational Limits

Bacen requires financial institutions to maintain a Reference Equity (PR), Level I PR and Principal Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, market risk and operational risk installments.
As established in CMN Resolution No. 4,958/2021, the PR requirement is 11.50%, including 8.00% of Minimum Reference Equity, plus 2.50% of Capital Conservation Additive and 1.00% of Systemic Additive. The PR Tier I is 9.50% and the Minimum Principal Capital is 8.00%. In continuity with the adoption of the rules established by CMN Resolution No. 4,955/2021, the calculation of capital ratios is calculated on a consolidated basis based on information from the Prudential Conglomerate, whose definition is established by CMN Resolution No. 4,950/2021. The absolute value of the negative adjustment recorded in equity, resulting from the application, on January 1, 2025, of the criteria for establishing a provision for expected losses provided for in CMN Resolution No. 4,966, should impact capital in a phased manner, following the instructions and calendar of CMN Resolution No. 5,199.

	06/30/2026	12/31/2025

Level I Reference Assets	94,594.4	94,548.4
Main Capital	86,474.8	86,426.5
Additional Capital	8,119.6	8,121.9
Level II Reference Equity	24,103.1	20,521.2
Reference Heritage (Level I and II)	118,697.6	115,069.5
Credit Risk (1)	640,241.1	627,239.5
Market Risk (2)	40,837.9	45,564.2
Operational Risk	92,832.0	74,911.2
Total RWA (3)	773,911.0	747,714.9
Basel Index Level I	12.22	12.64
Basel Core Capital Index	11.17	11.56
Basel Reference Equity Index	15.34	15.39
(1) Credit risk exposures subject to calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by BCB Resolution 229, of May 12, 2022.
(2) Exposures to market risk subject to calculation of the capital requirement using a standardized approach and an approach using internal models. The standardized approach includes portions for market risk exposures subject to changes in interest rates (RWAjur1), foreign currency coupons (RWAjur2), price indices (RWAjur3), and interest rate coupons (RWAjur4), the price of commodity goods (RWAcom), the price of shares classified in the trading portfolio (RWAacs), portions for exposure of gold, foreign currency and operations subject to exchange rate variation (RWAcam), and adjustment for derivatives arising from changes in the counterparty’s credit quality (RWAcva).
(3) Risk Weighted Assets or Risk-Weighted Assets.

Banco Santander publishes the Risk Management Report with information relating to risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with greater detail on the premises, structure and methodologies can be found at the website www.santander.com.br/ri.

Financial institutions are obliged to maintain the investment of resources in Permanent Assets in accordance with the adjusted Reference Equity level. The resources invested in Permanent Assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted in accordance with CMN Resolution No. 4,957/2021. Banco Santander meets the established requirements.

c)Financial instruments - Sensitivity analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.
Financial instruments are segregated into trading portfolios (Trading Book) and banking portfolio (Banking Book), as carried out in the management of market risk exposure, in accordance with the best market practices and the classification criteria for transactions and capital management established by the Central Bank of Brazil. The trading portfolio consists of all transactions with financial instruments and commodities, including Derivatives, held with the intention of trading. The banking portfolio consists of structural operations arising from Banco Santander's various business lines and their possible hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander carries out sensitivity analysis of financial instruments in accordance with CVM Instruction No. 2/2020, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize sensitivity values generated by Banco Santander's corporate systems, referring to the trading portfolio and banking portfolio, for each of the portfolio scenarios on June 30, 2026.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to variation in fixed interest rates	(1,043)	(35,671)	(71,342)
Coupon Interest Rate	Exposures subject to variation in interest rate coupon rates	(39)	(193)	(385)
Inflation	Exposures subject to variation in price index coupon rates	(7,169)	(22,225)	(44,450)
Coupon - US Dollar	Exhibitions subject to variation in the dollar coupon rate	(3,009)	(45,847)	(91,694)
Coupon - Other Currencies	Exposures subject to variation in foreign currency coupon rates	(1,967)	(5,893)	(11,786)
Foreign Currency	Exposures subject to Foreign Exchange	(5,489)	(137,221)	(274,442)
Eurobond/Treasury/Global	Exposures subject to variation in the interest rate of securities traded on the international market	(3,169)	(30,959)	(61,919)
Shares and Indexes	Exposures subject to Change in Shares Price	(228)	(5,705)	(11,410)
Commodities	Exposures subject to Change in Commodity Price	(428)	(10,700)	(21,399)
Total (1)		(22,541)	(294,414)	(588,827)
(1) Amounts net of tax effects.

Scenario 1: shock of +10bps in interest curves and 1% for price changes (currencies);
Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.
Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(33,734)	(1,258,184)	(2,547,939)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(42,460)	(1,564,954)	(2,764,159)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(33,728)	(625,236)	(1,156,618)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(21,332)	(298,903)	(572,475)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(3,862)	(41,444)	(85,295)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(3,476)	(386,138)	(894,840)
Foreign Currency	Exposures subject to Foreign Exchange	1,169	29,224	58,447
Total (1)		(137,423)	(4,145,635)	(7,962,879)
(1) Values calculated based on the consolidated information of the institutions.

Scenario 1: shock of +10bps in interest curves and 1% for price changes (currencies);
Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.
Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

d) Funds managed and administered not recorded on the balance sheet

The Santander Conglomerate has funds under management, in which it does not have a significant stake, does not act as "main" and does not hold shares in these Funds. Based on the contractual relationship that governs the management of such funds, the third parties who hold the shareholding are those who are exposed, or have rights, to variable returns and have the ability to affect these returns through decision-making power. Furthermore, the Bank, as manager of the funds, acts in the analysis of remuneration regimes, which are proportional to the service provided and, therefore, acts as "main".

The funds managed by the Santander Conglomerate not recorded on the balance sheet are as follows:

	06/30/2026	12/31/2025
Managed funds	267,598,148	227,012,763
Total	267,598,148	227,012,763

e) Securities held by third parties in custody

As of June 30, 2026, and December 31, 2025, the Bank held in custody debt securities and securities of third parties totaling R$ 136.452.702 and R$ 146.156.911, respectively.

19.Subsequent Events

a)Distribution of Interest on Equity

The Board of Directors of Banco Santander, at a meeting held on July 10, 2026, approved the proposal of the Company's Executive Board, subject to ratification by the Ordinary General Meeting, for the distribution of Interest on Equity in the amount of R$ 2,000,000,000.00 (two billion reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders registered in the Bank's records at the end of the day on July 21, 2026 (inclusive) were entitled to the Interest on Equity. Therefore, from July 22, 2026 (inclusive), the Bank's shares were traded "Ex-Interest on Equity". The Interest on Equity will be paid starting August 6, 2026. The Interest on Equity was fully allocated to the minimum mandatory dividends distributed by the Bank for the fiscal year 2026, without any remuneration for monetary adjustment.

b) Merger of Santander Leasing by Banco Santander (Brasil) S.A.

On July 1, 2026, Banco Santander (Brasil) S.A. ("Santander Brasil") received approval from the Central Bank of Brazil regarding the merger of Santander Leasing S.A. – Arrendamento Mercantil ("Santander Leasing"), as approved by the General Meetings of both companies held on November 28, 2025.
With the approval by the Central Bank of Brazil, all the necessary conditions for the completion of the transaction were met, and it became effective from that date.
The merger did not result in an increase in the share capital of Santander Brasil, since all the shares issued by Santander Leasing were held by it. Therefore, the investment was already fully recognized in the financial statements of Santander Brasil using the equity method, and there was no equity impact resulting from the merger.

APPENDIX I – Consolidated Condensed Statement of Value Added

	01/01 to 06/30/2026		01/01 to 06/30/2025
Interest and similar income	85,473,714		79,395,832
Fee and commission income (net)	8,275,571		8,405,915
Impairment losses on financial assets (net)	(14,458,907)		(17,388,158)
Other income and expense	(3,260,766)		601,517
Interest expense and similar charges	(53,563,447)		(49,635,245)
Third-party input	(4,769,540)		(4,516,181)
Materials, energy and other	(356,342)		(412,107)
Third-party services	(3,331,974)		(3,165,586)
Impairment of assets	(21,223)		(177,962)
Other	(1,060,001)		(760,526)
Gross added value	17,696,625		16,863,680
Retention
Depreciation and amortization	(1,323,037)		(1,324,653)
Added value produced	16,373,588		15,539,027
Investments in affiliates and subsidiaries	215,960		201,423
Added value to distribute	16,589,548		15,740,450
Added value distribution
Employee	4,992,134	30.1%	5,258,492	33.4%
Compensation	3,590,270		3,781,059
Benefits	1,007,079		1,042,724
FGTS	299,765		281,671
Other	95,020		153,038
Taxes, fees and contributions	5,255,456	31.7%	5,226,169	33.2%
Federal	5,250,231		5,221,452
Municipal	5,225		4,717
Compensation of third-party capital - rental	97,725	0.6%	116,280	0.7%
Remuneration of interest on capital	6,244,233	37.6%	5,139,509	32.7%
Dividends and interest on capital	4,000,000		3,000,000
Profit Reinvestment	2,111,748		2,036,860
Profit (loss) attributable to non-controlling interests	132,485		102,649
Total	16,589,548	100.0%	15,740,450	100.0%

Composition of Management Bodies as of June 30, 2026

Administrative Board

Deborah Stern Vieitas – President (independent)
Javier Maldonado Trinchant – Vice-president
Antonio Carlos Quintella - Counselor (independent)
Cristiana Almeida Pipponzi – Counselor (independent)
Cristina San Jose Brosa - Counselor
Deborah Patricia Wright - Counselor (independent)
Ede Ilson Viani - Counselor
Mario Roberto Opice Leão - Counselor (1)
Nitin Prabhu - Counselor
Pedro Augusto de Melo Counselor (independent)
Vanessa de Souza Lobato Barbosa - Counselor

Audit Committee

Pedro Augusto de Melo – Coordinator
Luiz Carlos Nannini - Qualified Technical Member
Andrea Maria Ramos Leonel – Member
René Luiz Grande – Member

Risk and Compliance Committee

Antonio Carlos Quintella - Coordinator
Cristina San Jose Brosa - Member
Deborah Stern Vieitas – Member
Jaime Leôncio Singer – Member
José Mauricio Pereira Coelho - Member

Sustainability Committee

Cristiana Almeida Pipponzi – Coordinator
Deborah Stern Vieitas – Member
Vivianne Naigeborin - Member
Tasso Rezende de Azevedo – Member

Nominating and Governance Committee

Deborah Stern Vieitas – Coordinator
Deborah Patricia Wright – Member
Cristiana Almeida Pipponzi - Member
Javier Maldonado Trinchant – Member

Compensation Committee

Deborah Patricia Wright – Coordinator
Deborah Stern Vieitas - Member
Luiz Fernando Sanzogo Giorgi – Member
Vanessa de Souza Lobato Barbosa - Member

Innovation and Technology Committee
Nitin Prabhu - Coordinator
Deborah Stern Vieitas - Member
Ede Ilson Viani - Member
Eduardo Alvarez Garrido - Member
Gilberto Duarte de Abreu Filho - Member
Guilherme Horn - Member
Marco Jose Miguel Bressan - Member

(1) At a meeting held on June 30, 2026, the Board of Directors resolved to dismiss Mr. Mario Roberto Opice Leão from the position of Chief Executive Officer and acknowledged his resignation from his positions as a member of the Board of Directors and the Company's Innovation and Technology Committee. At the same meeting, the appointment of Mr. Gilson Finkelsztain as Chief Executive Officer of the Company was confirmed, effective July 1, 2026.

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão (1)

Executive Vice President and Investor Relations Director

Carlos Ignacio Muñiz Gonzalez Blanch

Executive Vice President Directors

Alessandro Tomao
André Juaçaba de Almeida
Carlos Díaz Álvarez
Carlos Ignacio Muñiz Gonzalez Blanch
Cezar Augusto Janikian
Ede Ilson Viani
Germanuela de Almeida de Abreu
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez

Directors without Specific Designation

Alessandro Chagas Farias
Alexandre Guimarães Soares
Alexandre Teixeira de Araujo
Camila Stolf Toledo
Carlos Aguiar Neto
Celso Mateus De Queiroz
Claudenice Lopes Duarte
Claudia Chaves Sampaio
Daniel Mendonça Pareto
Denis Ferro Junior
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario
Jean Paulo Kambourakis
Leonardo Augusto de Andrade Barbosa
Leonardo Mendes Cabral
Marcelo Aleixo

Marcos Jose Maia da Silva
Mariana Cahen Margulies
Mauricio Caliggiuri Inforçati
Michele Soares Ishii
Nicolás Vergara
Pablo Agote Alique
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Reginaldo Antonio Ribeiro
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Rudolf Gschliffner
Sandro Mazerino Sobral
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

Accountant

Anna Paula Dorce Armonia – CRC Nº 1SP – 198352/9

(1) At a meeting held on June 30, 2026, the Board of Directors resolved to dismiss Mr. Mario Roberto Opice Leão from the position of Chief Executive Officer and acknowledged his resignation from his positions as a member of the Board of Directors and the Company's Innovation and Technology Committee. At the same meeting, the appointment of Mr. Gilson Finkelsztain as Chief Executive Officer of the Company was confirmed, effective July 1, 2026.

Audit Committee Report

The Audit Committee of Banco Santander (Brasil) S.A. (“Santander”), the leading institution of Santander’s Economic and Financial Conglomerate (the “Conglomerate”), operates as a single committee for all institutions and companies comprising the Conglomerate, including those entities supervised by the Brazilian Superintendence of Private Insurance (Susep).

Pursuant to its Internal Regulations, available on Santander’s Investor Relations website (www.ri.santander.com.br), the Audit Committee, among its responsibilities, assists the Board of Directors in assessing the adequacy of the financial statements, verifying compliance with legal and regulatory requirements, evaluating the effectiveness and independence of the work performed by internal and external auditors, and monitoring the effectiveness of internal control systems and operational risk management. Additionally, whenever deemed necessary and applicable, the Audit Committee recommends improvements and corrective actions to policies, practices, and procedures identified within the scope of its responsibilities.

The Audit Committee is composed of four independent members, re-elected pursuant to the resolution adopted at the Board of Directors’ meeting held on May 7, 2026. The Committee carries out its activities through meetings with executives, auditors (internal and external), and specialists (local and from the Conglomerate, when necessary), and conducts analyses based on documents and information submitted to it, taking any additional actions necessary to fulfill its duty of care. The Audit Committee’s assessments are based primarily on information received from Executive Management, the results of internal and external audits, and the areas responsible for monitoring internal controls, Compliance, and operational risks.

Reports on the Audit Committee’s activities and the content of its meetings are regularly presented to the Board of Directors through reports made by the Committee Chair during Board meetings.

Within the scope of its responsibilities, during the period from January 1 to July 31, 2026, the Audit Committee carried out the following activities:

Financial Statements

he Audit Committee analyzed the Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. and its Subsidiaries that comprise the Economic and Financial Conglomerate for the first half of 2026, confirming their adequacy and recommending their approval by the Board of Directors.

In carrying out this analysis and recommendation, the Audit Committee met with the independent auditors, the Financial Vice Presidency, and the professionals responsible for Accounting and the preparation of the financial statements prior to recommending their approval to the Board of Directors and their disclosure to the market.

Internals Controls and Operational Risks Management

The Audit Committee regularly participated in Risk and Compliance Committee meetings, received information from, and held meetings with, the Executive Vice Presidency of Risk, the Compliance Department, Internal Controls, and the main bodies responsible for managing, implementing, and promoting the Conglomerate’s culture and infrastructure of internal controls, risk management, and Conduct controls. It also reviewed matters being monitored through the Open Channel (the whistleblowing channel), as well as cases handled by the Information Security and Fraud Prevention areas. These reviews were carried out in accordance with applicable regulations.

Internal Audit

The Audit Committee formally met with the officer responsible for Internal Audit and its representatives on several occasions during the first half of 2026. In addition to monitoring reports regarding the progress of the 2026 Internal Audit Plan and the work performed, the Committee reviewed issued reports, their conclusions, and recommendations, highlighting (i) the fulfillment of recommendations for improvements in areas which controls were considered "To be improved"; (ii) the results of the improvements applied to monitor and comply with the recommendations and their action plans for continuous progress; and (iii) meeting the demands of regulatory bodies. In several other occasions, Internal Audit professionals attended the meetings of the Audit Committee, providing expert information.

Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes (“PwC”), the Audit Committee formally met with the firm on several occasions during the first quarter and second quarter of 2026. Key topics discussed included the financial statements for the first half of 2026, accounting practices, key audit matters (KAMs), and any deficiencies and recommendations for improvement contained in the internal controls report. In addition, the Committee met with the Independent Auditor in executive sessions to discuss matters of interest, such as digital assets and cryptocurrencies.

The Audit Committee evaluated proposals submitted by PwC for the provision of other services from the perspective of the absence of conflicts of interest or risks to auditor independence and approved them in accordance with the Audit Services Approval Policy.
The Committee also met with the independent auditors of Banco RCI Brasil S.A., a member of the Conglomerate, namely KPMG Auditores Independentes (“KPMG”), responsible for auditing the 2025 Financial Statements, and Forvis Mazars, responsible for auditing the Financial Statements for the audit cycle that began in 2026.

Ombudsman

In accordance with applicable regulations, the Audit Committee monitored the work performed by the Ombudsman function, which was presented to, discussed, and evaluated by the Committee. In addition to receiving reports on activities carried out in 2026, the Committee reviewed the Ombudsman’s semiannual report for the semester ended June 30, 2026, covering Banco Santander (Brasil) and its affiliated companies, as well as Conglomerate companies that maintain their own Ombudsman structures.

Regulatory Bodies

The Audit Committee monitors official communications received from regulatory authorities, follows ongoing inspections, and reviews the findings and observations of regulatory and self-regulatory bodies, related action plans, and the measures adopted by management to address such findings. The Committee also monitors new regulations and meets with regulators whenever requested. With respect to the Central Bank of Brazil, it maintains regular meetings with supervisors of the Department of Banking Supervision (Desup).

Related Parties

During the period covered by this report, the Audit Committee monitored and evaluated related-party transactions, deepening its understanding through internal meetings with counterparties and by obtaining independent opinions whenever necessary. In cases involving related-party transactions with global counterparties, the Committee also interacted with their respective global representatives.

Others Activities

In addition to the activities described above, and as part of its responsibilities, the Audit Committee met with executive officers and several areas of the Conglomerate to further deepen its analyses. Particular attention was given to monitoring the following topics: (i) regulatory capital; (ii) monitoring of cybersecurity; (iii) Sustainability themes, amongst with Sustainability Committee; (iv) conduct, PLD/CFT, KYC, policies and action plans for continuous improvements; (v) activities of the customer relations department, its action plans and results; (vi) tax, labor and civil litigation; (vii) review and approval of the Tax Credit Realization Technical Study; and (viii) provisions and topics related to PCLD.

During the period, members of the Audit Committee also participated in training sessions, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and quality to the Financial Statements of Banco Santander (Brasil) S.A. and Controlled Companies consolidated in Economic and Financial Conglomerate for the semester ended in June 30, 2025, recommending their approvals by the Board of Directors of Santander.

São Paulo, July 28, 2026.

Audit Committee

Pedro Augusto de Melo – Coordinator
Luiz Carlos Nannini – Financial Expert
René Luiz Grande
Andrea Maria Ramos Leonel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 1, 2026

Banco Santander (Brasil) S.A.
By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer Without Specific Designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer